As filed with the Securities and Exchange Commission on July 20, 2007

Registration No. 333-142975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

KAL ENERGY, INC.
(Name of small business issuer in its charter)

Delaware	7389	98-0360062
State or jurisdiction of incorporation or organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification No.

93-95 Gloucester Place
London, United Kingdom W1U 6JQ
+44 (0) 20 7487-8426

(Address and telephone number of principal executive offices and principal place of business)

Jorge Nigaglioni
Chief Financial Officer
93-95 Gloucester Place
London, United Kingdom W1U 6JQ
+44 (0) 20 7487-8426

(Name, address, and telephone number of agent for service)

Copies to:

Shivbir S. Grewal, Esq. Michael L. Lawhead, Esq. Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, California 92660 (949) 725-4000

Approximate date of proposed sale to the public: From time to time after this Registration Statement is declared effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND NEITHER THIS PROSPECTUS NOR THE SELLING STOCKHOLDERS IS SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JULY 20, 2007

PROSPECTUS
17,727,500 SHARES
OF
KAL ENERGY, INC.
COMMON STOCK
_____________

This is a resale prospectus for the resale of up to 17,727,500 shares of our common stock by the selling stockholders listed in this prospectus. These shares may be sold by the selling stockholders from time to time in the over-the-counter market or other national securities exchange or automated interdealer quotation system on which our common stock is then listed or quoted, through negotiated transactions at negotiated prices or otherwise at market prices prevailing at the time of sale.

Approximately 38 of our stockholders are offering shares of our common stock to the public by means of this prospectus. As of June 30, 2007, we had 98,790,272 shares of our common stock outstanding. The shares of common stock covered by this prospectus constitute 17.94% of our outstanding common stock.

Pursuant to registration rights granted by us to the selling stockholders, we are obligated to register the shares held by these selling stockholders. The distribution of the shares by the selling stockholders is not subject to any underwriting agreement. We will receive none of the proceeds from the sale of the shares by the selling stockholders. We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholders will be borne by them.

Our common stock is quoted on the National Association of Securities Dealers, Inc.’s Over-The-Counter Bulletin Board, or the OTC Bulletin Board, under the symbol “KALG.OB.” The high and low sale prices for shares of our common stock on July 19, 2007, were $1.00 and $0.95 per share, respectively, based upon bids that represent prices quoted by broker-dealers on the OTC Bulletin Board. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

The selling stockholders and any broker-dealer executing sell orders on behalf of the selling stockholders may be deemed to be ''underwriters'' within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and any commissions or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Brokers or dealers effecting transactions in the shares should confirm registration of these securities under the securities laws of the states in which transactions occur or the existence of our exemption from registration.

____________

Investing in our common stock involves a high degree of risk. We urge you to carefully consider the section entitled ''Risk Factors'' beginning on page 3 of this prospectus.

____________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed on the adequacy or accuracy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.
____________

The date of this prospectus is _____ __, 2007

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	3
Use of Proceeds	12
Market for Common Equity and Related Stockholder Matters	12
Management’s Discussion and Analysis or Plan of Operation	14
Business	22
Directors, Executive Officers, Promoters and Control Persons	32
Executive Compensation	33
Security Ownership of Certain Beneficial Owners and Management	34
Certain Relationships and Related Transactions	35
Description of Securities	35
Selling Stockholders	36
Plan of Distribution	38
Changes In and Disagreements With Accountants on Accounting and Financial Disclosure	40
Legal Matters	40
Experts	40
Where You Can Find Additional Information	41
Index to Financial Statements	42

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized anyone, including any salesperson or broker, to give oral or written information about this offering, our company, or the shares of common stock offered hereby that is different from the information included in this prospectus. If anyone provides you with different information, you should not rely on it.

FORWARD−LOOKING INFORMATION

This prospectus contains “forward-looking statements” and information relating to our business that are based on our beliefs as well as assumptions made by us or based upon information currently available to us. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our performance in “Business” and “Management’s Discussion and Analysis or Plan of Operation.” These statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; changes in business strategy or development plans; project performance; the commercial viability of our products; availability, terms, and deployment of capital; and availability of qualified personnel. These forward-looking statements speak only as of the date of this prospectus. Subject at all times to relevant federal and state securities law disclosure requirements, we expressly disclaim any obligation or undertaking to disseminate any update or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the section entitled “Risk Factors” and the financial statements and accompanying notes, before making an investment decision.

Business

We were formed on February 21, 2001 under the laws of the State of Delaware.

On May 10, 2001, we entered into a letter of intent with Tri-Corp Enterprises Ltd., or Tri-Corp, a privately-held corporation located in British Columbia, Canada, to jointly develop Gateway Falls R.V. Estates, a recreational vehicle community located on Shuswap Lake near Lee Creek, British Columbia, Canada. Under the terms of the agreement with Tri-Corp, we agreed to forward CDN$1,500,000.00 to the joint venture for the purpose of providing clear title to the development property and for use in the development of property infrastructure. We abandoned this business plan in 2001 due to the British Columbia Financial Institutions Commission’s issuance of an order preventing the sale of the recreational vehicle sites.

On March 6, 2002, we entered into an option agreement to acquire an interest in the Manchester South Property, a mineral claim located in the Sudbury Mining Division of Ontario, Canada. The agreement, as amended on October 8, 2003, was between us and Terry Loney, doing business as Klondike Bay Resources. Our objective was to conduct mineral exploration activities on the Manchester South Property in order to assess whether the claim possessed commercially exploitable reserves of copper and/or nickel.

Under the terms of the option agreement, we would have been deemed to have exercised the option to acquire a 90% interest in the Manchester South Property when we had:

•	paid Klondike Bay Resources $7,500 (paid upon the execution of the option agreement); and

•	incurred an aggregate of $200,000 of property exploration expenditures on the Manchester South Property within the following periods:

•	$25,000 on or before December 31, 2004; and

•	$175,000 on or before December 31, 2005.

Due to our inability to raise sufficient funds to meet the exploration expenditure requirements of the option agreement with Klondike Bay Resources, we were unable to exercise the option and our right to acquire an interest in the Manchester South Property was terminated.

On December 29, 2006, we entered into the reorganization agreement with Thatcher Mining Pte Ltd., or Thatcher, a privately-held corporation formed on June 6, 2006 under the laws of Singapore. Thatcher was formed to conduct mining, quarrying and prospecting services and to engage in wholesale and retail sales of certain commodities.

Under the terms of the reorganization agreement, we agreed to acquire all of the issued and outstanding shares of Thatcher in exchange for 32,000,000 shares of our common stock. Upon closing the transactions contemplated by the reorganization agreement, we also agreed to make a cash payment of $10,000 to the former shareholders of Thatcher and to execute a royalty agreement pursuant to which we agreed to pay the former shareholders of Thatcher a royalty of $0.40 per metric ton of coal sold by us. We completed the transactions contemplated by the reorganization agreement on February 9, 2007 and, thereafter, Thatcher became our wholly-owned subsidiary.

The Offering

Common stock which may be sold by	17,727,500 shares
the selling stockholders

Number of selling stockholders	38

Use of proceeds	We will not receive any proceeds from the resale of our common stock offering by the selling stockholders. All proceeds will be paid to the selling stockholders.

OTC Bulletin Board symbol	KALG.OB

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Prospective investors should carefully consider the risks described below, together with all of the other information included or referred to in this prospectus, before purchasing shares of our common stock. There are numerous and varied risks, known and unknown, that may prevent us from achieving our goals. The risks described below are not the only risks we will face. If any of these risks actually occurs, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our common stock could decline and investors in our common stock could lose all or part of their investment. The risks and uncertainties described below are not exclusive and are intended to reflect the material risks that are specific to us, material risks related to our industry and material risks related to companies that undertake a public offering or seek to maintain a class of securities that is registered or traded on any exchange or over-the-counter market.

Our future revenues, if any, will be derived from our coal operations. There are numerous risks, known and unknown, that may prevent us from achieving our goals including, but not limited to, those described below. Additional unknown risks may also impair our financial performance and business operations. Our business, financial condition and/or results of operations may be materially adversely affected by the nature and impact of these risks. In such case, the market value of our securities could be detrimentally affected, and investors may lose part or all of their investment. Please refer to the information contained under the section entitled “Business” beginning on page 22 of this registration statement for further details pertaining to our business and financial condition.

Risks Related to Us

We are in the exploration stage and have yet to establish our mining operations, which makes it difficult to evaluate our business. There can be no assurance that we will ever generate revenues from operations or ever operate profitably.

We are currently in the exploration stage and have yet to establish our mining operations. Our limited history makes it difficult for potential investors to evaluate our business. We need to complete a drilling program and obtain feasibility studies on the properties in which we have an interest in order to establish the existence of commercially viable coal deposits and proven and probably reserves on such properties. Therefore, our proposed operations are subject to all of the risks inherent in the unforeseen costs and expenses, challenges, complications and delays frequently encountered in connection with the formation of any new business, as well as those risks that are specific to the coal industry in general. Despite our best efforts, we may never overcome these obstacles to financial success. There can be no assurance that our efforts will be successful or result in revenue or profit, or that investors will not lose their entire investment.

If we do not obtain financing when needed, our business will fail.

As of February 28, 2007, we had cash and cash equivalents on hand in the amount of approximately $2,139,751. We estimate that we will need approximately $2,000,000 to complete our phase 1 drilling program, already underway. Following completion of our drilling program, we estimate that we will require between $5,000,000 to $10,000,000 to meet our capital expenditure needs over the next year if we elect to proceed with mining operations. We currently do not have any arrangements for additional financing and we may not be able to obtain financing when required. Obtaining additional financing would be subject to a number of factors, including the market prices for our products, production costs, the availability of credit, prevailing interest rates and the market prices for our common stock.

Future sales of our equity securities will dilute existing stockholders.

To fully execute our long-term business plan, we may need to raise additional equity capital in the future. Such additional equity capital, when and if it is raised, would result in dilution to our existing stockholders.

We face numerous uncertainties in confirming the existence of economically recoverable coal reserves and in estimating the size of such reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs or failure to achieve profitability.

We have not established the existence of a commercially viable coal deposit on either of the properties in which we have an interest. Further exploration will be required in order to establish the existence of economically recoverable coal reserves and in estimating the size of those reserves. However, estimates of the economically recoverable quantities and qualities attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of net cash flows expected from particular reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to such reserves may vary materially from estimates. Inaccuracies in any estimates related to our reserves could materially affect our ability to successfully commence profitable mining operations.

Our future success depends upon our ability to acquire and develop coal reserves that are economically recoverable and to raise the capital necessary to fund mining operations.

Our future success depends upon our conducting successful exploration and development activities and acquiring properties containing economically recoverable coal deposits. In addition, we must also generate enough capital, either through our operations or through outside financing, to mine these reserves. Our current strategy includes completion of exploration activities on our current properties and, in the event we are able to establish the existence of commercially viable coal deposits on such properties, continuing to develop our existing properties. Our ability to develop our existing properties and to commence mining operations will be dependent on our ability to obtain sufficient working capital through financing activities.

Our ability to implement our planned development and exploration projects is dependent on many factors, including the ability to receive various governmental permits.

In the event our planned exploration activities confirm the existence of significant coal deposits on our properties, we will then be required to renew our rights in the properties in order to continue with development and mining operations. This may include renewing the existing exploration Kuasa Pertambangan, or KP, on each property, or applying for exploitation KP’s in order to have the right to commence mining operations. We currently intend to maintain interests in the properties described herein by making timely application for renewal of the existing KP’s or by filing applications to obtain the required forms of KP to commence exploitation of the properties. Although we believe that absent unusual circumstances, such as failure to pay rent or fees or the existence of excessive environmental damage, it is common practice for the Indonesian government to approve requests for issuance or renewal of KP’s, there can be no assurance that our applications will be approved. In the event our applications are not approved, we will no longer have any interest in the properties and will be unable to continue with exploration, development or exploitation of such properties.

We do not own a direct interest in the mining concessions in which we claim to have an interest. Our interests are based upon contractual arrangements which give us rights in the properties without any direct ownership. If it is determined that the contractual arrangements we have established do not satisfy legal requirements or do not give us necessary rights in the properties, we may be unable to proceed with exploration, development or exploitation activities on the properties described herein.

Indonesian mining regulations do not currently permit KP’s to be held by non-Indonesian companies or by Indonesian companies which are wholly or partly owned by non-Indonesian persons or entities. Therefore, in order for a non-Indonesian entity such as us to have mining rights on properties in Indonesia, it is necessary to establish special contractual arrangements. We believe that the contractual arrangements we have established, which involve selecting and entering into agreements with Indonesian individuals who act as our nominees in acquiring ownership interests in the KP’s, represent a well established and accepted shed procedure which has been used by many other foreign companies which are currently conducting mining operations in Indonesia. However, there is no assurance that the contractual arrangements we have established are adequate to give us rights to explore, develop and exploit the properties or that our rights in such properties would be upheld in the event of a legal challenge by governmental officials or by a third party. Any challenge to the contractual arrangements we have established could delay the exploration or development of the properties and could ultimately result in the loss of any right or interest in such properties.

Due to variability in coal prices and in our cost of producing coal, as well as certain contractual commitments, we may be unable to sell coal at a profit.

In the event we are able to commence coal production from our properties, we will plan to sell any coal we produce for a specified tonnage amount and at a negotiated price pursuant to short-term and long-term contracts. Price adjustment, "price reopener" and other similar provisions in long-term supply agreements may reduce the protection from short-term coal price volatility traditionally provided by such contracts. Any adjustment or renegotiation leading to a significantly lower contract price would result in decreased revenues and lower our gross margins. Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or our customers during the duration of specified events beyond the control of the affected party. Most coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as Btu, sulfur content, ash content, hardness and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or, in the extreme, termination of the contracts. Consequently, due to the risks mentioned above with respect to long-term supply agreements, we may not achieve the revenue or profit we expect to achieve from any such future sales commitments. In addition, we may not be able to successfully convert these future sales commitments into long-term supply agreements.

The coal industry is highly competitive and includes many large national and international resource companies. There is no assurance that we will be able to effectively compete in this industry and our failure to compete effectively could cause our business to fail or could reduce our revenue and margins and prevent us from achieving profitability.

In the event we are able to produce coal, we will be in competition for sale of our coal with numerous large producers and hundreds of small producers who operate globally. The markets in which we may seek to sell our coal are highly competitive and are affected by factors beyond our control. There is no assurance of demand for any coal we are able to produce, and the prices that we may be able to obtain will depend primarily on global coal consumption patterns, which in turn are affected by the demand for electricity, coal transportation costs, environmental and other governmental regulations and orders, technological developments and the availability and price of competing alternative energy sources such as oil, natural gas, nuclear energy and hydroelectric energy. In addition, during the mid-1970s and early 1980s, a growing coal market and increased demand for coal attracted new investors to the coal industry and spurred the development of new mines and added production capacity throughout the industry. Although demand for coal has grown over the recent past, the industry has since been faced with overcapacity, which in turn has increased competition and lowered prevailing coal prices. Moreover, because of greater competition for electricity and increased pressure from customers and regulators to lower electricity prices, public utilities are lowering fuel costs and requiring competitive prices on their purchases of coal. Accordingly, there is no assurance that we will be able to produce coal at competitive prices or that we will be able to sell any coal we produce for a profit. Our inability to compete effectively in the global market for coal would cause our business to fail.

Our inability to diversify our operations may subject us to economic fluctuations within our industry.

Our limited financial resources reduce the likelihood that we will be able to diversify our operations. Our probable inability to diversify our activities into more than one business area will subject us to economic fluctuations within the coal industry and therefore increase the risks associated with our operations.

We rely heavily on our senior management, the loss of which could have a material adverse effect on our business.

Our future success is dependent on having capable seasoned executives with the necessary business knowledge and relationships to execute our business plan. Accordingly, the services of our management team, specifically, Cameron Reynolds, our Chief Executive Officer, who serves pursuant to an employment agreement, and Jorge Nigaglioni, our Chief Financial Officer, who serves pursuant to an employment agreement, and our board of directors are deemed essential to maintaining the continuity of our operations. If we were to lose their services, our business could be materially adversely affected. Our performance will also depend on our ability to find, hire, train, motivate and retain other executive officers and key employees, of which there can be no assurance.

Because our assets and operations are located outside the United States and a majority of our officers and directors are non-United States citizens living outside of the United States, investors may experience difficulties in attempting to enforce judgments based upon United States federal securities laws against us and our directors. United States laws and/or judgments might not be enforced against us in foreign jurisdictions.

All of our operations are conducted through a subsidiary corporation organized and located outside of the United States, and all the assets of our subsidiary are located outside the United States. In addition, all of our officers and directors, other than our Chief Financial Officer, Jorge Nigaglioni, and a director, Anthony Varano, are foreign citizens. As a result, it may be difficult or impossible for United States investors to enforce judgments of United States courts for civil liabilities against us or against any of our individual directors or officers. In addition, United States investors should not assume that courts in the countries in which our subsidiary is incorporated or where the assets of our subsidiary are located would enforce judgments of United States courts obtained in actions against us or our subsidiary based upon the civil liability provisions of applicable United States federal and state securities laws or would enforce, in original actions, liabilities against us or our subsidiary based upon these laws.

Risks Related to the Coal Business

The international coal industry is highly cyclical, which will subject us to fluctuations in prices for any coal we produce.

In the event we are able to produce coal, we will be exposed to swings in the demand for coal, which will have an impact on the prices for our coal. The demand for coal products and, thus, the financial condition and results of operations of companies in the coal industry, including us, are generally affected by macroeconomic fluctuations in the world economy and the domestic and international demand for energy. In recent years, the price of coal has been at historically high levels, but these price levels may not continue. Any material decrease in demand for coal could have a material adverse effect on our operations and profitability.

The price of coal is driven by the global market. It is affected by changing requirements of customers based on their needs and the price of alternative sources of energy such as natural gas and oil.

In the event that we are able to begin producing coal, our success will depend upon maintaining a consistent margin on our coal sales to pay our costs of mining and capital expenditures. We intend to seek to control our costs of operations, but pressures by government policies and the price of substitutes could drive the price of coal down to make it unprofitable for us. The price of coal is controlled by the global market and we will be dependent on both economic and government policies to maintain the price above our future cost structure.

Logistics costs could increase and limit our ability to sell coal to end customers economically.

Logistics costs represent a significant portion of the total cost of coal and, as a result, the cost of transportation is a critical factor in a customer’s purchasing decision. Increases in transportation costs could make coal a less competitive source of energy or could make some of our operations less competitive than other sources of coal. Our future coal production, if any, will depend upon barge, trucking, pipeline and ocean-going vessels to deliver coal to markets. While coal customers typically arrange and pay for transportation of coal from the mine or port to the point of use, disruption of these transportation services because of weather-related problems, infrastructure damage, capacity restraints, strikes, lock-outs, lack of fuel or maintenance items, transportation delays or other events could temporarily impair our ability to supply coal to our customers and thus could adversely affect our results of operations.

Operating a mine has hazardous risks that can delay and increase the costs of production.

Our mining operations, if any, will be subject to conditions that can impact the safety of the workforce, or delay production and deliveries or increase the full cost of mining. These conditions include fires and explosions from methane gas or coal dust; accidental discharges; weather, flooding and natural disasters; unexpected maintenance problems; key equipment failures; variations in coal seam thickness; variations in the amount of rock and soil overlying the coal deposit; variations in rock and other natural materials and variations in geologic conditions. Despite our efforts, once operational, significant mine accidents could occur and have a substantial impact.

A shortage of skilled labor in the mining industry could pose a risk to achieving optimal labor productivity and competitive costs, which could adversely affect our profitability.

Efficient coal mining using modern techniques and equipment requires skilled laborers, preferably with at least a year of experience and proficiency in multiple mining tasks. In order to support our planned production opportunities, we intend to sponsor both in-house and vocational coal mining programs at the local level in order to train additional skilled laborers. In the event the shortage of experienced labor continues or worsens or we are unable to train the necessary amount of skilled laborers, there could be an adverse impact on our future labor productivity and costs and our ability to commence production and therefore have a material adverse effect on our earnings.

The coal industry could have overcapacity which would affect the price of coal and in turn, would impact our ability to realize a profit from future coal sales.

Current prices of alternative fuels such as oil are at high levels, spurring demand and investment in coal. This can lead to over investment and over capacity in the sector, dropping the price of coal to unprofitable levels. Such an occurrence would adversely affect our ability to commence mining operations or to realize a profit from any future coal sales we may seek to make.

Environmental pressures could increase and accelerate requirements for cleaner coal or coal processing.

Environmental pressures could drive potential purchasers of coal to either push the price of coal down in order to compete in the energy market or move to alternative energy supplies therefore reducing demand for coal. Requirements to have cleaner mining operations could lead to higher costs for us which could hamper our ability to make future sales at a profitable level. Coal plants emit carbon dioxide, sulfur and nitrate particles to the air. Various countries have imposed cleaner air legislations in order to minimize those emissions. Some technologies are available to do so, but also increase the price of energy derived by coal. Such an increase will drive customers to make a choice on whether or not to use coal as their driver for energy production.

Risks Related to Doing Business in Indonesia

We face the risk that changes in the policies of the Indonesian government could have a significant impact upon the business we may be able to conduct in Indonesia and the profitability of such business.

Indonesia’s economy as it relates to coal is in a transition. Indonesia has recently reduced taxation on the import of mining equipment and on the export of coal. Those changes make doing business in Indonesia more favorable, but such regulations can change in the future, and could have the effect of limiting the financial viability of our operations. Other-in country regulations could increase costs of operations, limit export quotas or net trade.

Inflation in Indonesia could negatively affect our profitability and growth.

Indonesia’s rapid climb amongst the world exporters of coal can drive increased competition and access to resources can lead to higher costs. Indonesia has kept inflation in the 6% range per annum, but constant interest rate cuts by the central bank to spur investment can lead to quicker inflation hikes. We will monitor inflation and adjust cost structures as necessary, but market pressures on resources could possibly result in operating delays.

We may experience currency fluctuation and longer exchange rate payment cycles.

The local currencies in the countries in which we intend to seek to sell our products may fluctuate in value in relation to other currencies. Such fluctuations may affect the cost of our product sold and the value of our local currency profits. While we are not conducting any operations in countries other than Indonesia at the present time, we may expand to other countries and may then have an increased risk of exposure of our business to currency fluctuation.

Terrorist threats and civil unrest in Indonesia may negatively affect our business, financial condition and results of operations.

Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control,  such as terrorist attacks and acts of war. Our business also may be affected by civil unrest and individuals who engage in activities intended to disrupt our business operations. Future terrorist attacks against Indonesia or the interests of the United Kingdom or other Western nations in Indonesia, rumors or threats of war, actual conflicts involving Indonesia, the United Kingdom, or their allies, or military or trade disruptions affecting our customers may materially adversely affect our operations. As a result, there could be delays or losses in future transportation and deliveries of coal to our customers, decreased future sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in Indonesia. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any, or a combination, of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Environmental disasters like earthquakes and tsunamis in Indonesia may negatively affect our business, financial condition and results of operations.

The coal concessions which we intend to operate in Indonesia are subject to natural disasters that can delay our drilling efforts to get certified measurements of the properties coal reserves, destroy infrastructure required for production and create delays in delivering product to our end customers. These impacts will require us to adjust our operations and may be financially detrimental to our success.

Risks Relating to Public Company Compliance Requirements

Public company compliance may make it more difficult to attract and retain officers and directors.

The Sarbanes-Oxley Act of 2002 and new rules subsequently implemented by the Securities and Exchange Commission, or the SEC, have required changes in corporate governance practices of public companies. As a public entity, we expect these new rules and regulations to increase compliance costs in 2006 and beyond and to make certain activities more time consuming and costly. As a public entity, we also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance in the future and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve as directors or as executive officers.

Risks Relating to Our Common Stock

Our stock price may be volatile.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

•	technological innovations or new products and services by us or our competitors;

•	additions or departures of key personnel;

•
limited “public float” following the reorganization transaction, in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for the common stock;

•	our ability to execute our business plan;

•	operating results that fall below expectations;

•	loss of any strategic relationship;

•	industry developments;

•	economic and other external factors; and

•	period-to-period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

There is currently no liquid trading market for our common stock and we cannot ensure that one will ever develop or be sustained.

Our common stock is currently approved for quotation on the Over-The-Counter Bulletin Board maintained by the National Association of Securities Dealers, Inc., or the OTC Bulletin Board, trading under the symbol “KALG.OB.” However, there is limited trading activity and not currently a liquid trading market. There is no assurance as to when or whether a liquid trading market will develop, and if such a market does develop, there is no assurance that it will be maintained. Furthermore, for companies whose securities are quoted on the OTC Bulletin Board, it is more difficult to obtain accurate quotations, to obtain coverage for significant news events because major wire services generally do not publish press releases about such companies, and to obtain needed capital. As a result, purchasers of our common stock may have difficulty selling their shares in the public market, and the market price may be subject to significant volatility.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline or could affect our ability to raise additional working capital.

If our current stockholders seek to sell substantial amounts of common stock in the public market either upon expiration of any required holding period under Rule 144 or pursuant to an effective registration statement, it could create a circumstance commonly referred to as “overhang,” in anticipation of which the market price of our common stock could fall substantially. The existence of an overhang, whether or not sales have occurred or are occurring, also could make it more difficult for us to raise additional financing in the future through sale of securities at a time and price that we deem acceptable.

Our common stock is currently deemed to be “penny stock”, which makes it more difficult for investors to sell their shares.

Our common stock is currently subject to the “penny stock” rules adopted under Section 15(g) of the Securities Exchange Act or 1934, as amended, or the Exchange Act. The penny stock rules apply to companies whose common stock is not listed on the Nasdaq Stock Market or other national securities exchange and trades at less than $5.00 per share or that have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. If our securities are subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

The elimination of monetary liability against our directors, officers and employees under Delaware law and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by us and may discourage lawsuits against our directors, officers and employees.

Our certificate of incorporation, as amended, does not contain any specific provisions that eliminate the liability of our directors for monetary damages to us and our stockholders. However, we are prepared to give such indemnification to our directors and officers to the fullest extent provided by Delaware law. We may also have contractual indemnification obligations under its employment agreements with its executive officers. The foregoing indemnification obligations could result in us incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage us from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our stockholders against our directors and officers even though such actions, if successful, might otherwise us and our stockholders.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholders. Any proceeds from the sale of our common stock offered pursuant to this prospectus will be received by the selling stockholders.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is currently quoted on the OTC Bulletin Board, under the symbol “KALG.OB.” Because we are quoted on the OTC Bulletin Board, our securities may be less liquid, receive less coverage by security analysts and news media, and generate lower prices than might otherwise be obtained if they were listed on a Nasdaq market or other national exchange.

The following table sets forth for each quarter during our fiscal years ending May 31, 2007 and 2006 the high and low bid quotations for our common stock as reported on the OTC Bulletin Board.

Fiscal Year Ending	High	Low
May 31, 2006

First Quarter	0.18	0.18

Second Quarter	0.18	0.17

Third Quarter	0.51	0.25

Fourth Quarter	0.44	0.19

May 31, 2007

First Quarter	0.48	0.38

Second Quarter	0.51	0.36

Third Quarter	1.35	0.40

Fourth Quarter	1.51	0.80

Information for the periods referenced above has been furnished by the OTC Bulletin Board. The quotations furnished by the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not reflect actual transactions.

On June 30, 2007, we had approximately 107 stockholders of record.

We have never declared or paid any cash dividends on our common stock nor do we intend to do so in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, any applicable contractual restrictions and such other factors as our board of directors deems relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

Plan of Operation

Our plan of operation for the twelve months following the date of this prospectus is to continue the drilling program that started on February 28, 2007 in the coal concessions in Kalimantan, Indonesia. We expect this program to run through the first half of the calendar year. This program will cost approximately $2,000,000. The program is designed to further define the known seams to Joint Ore Reserves Committee, or JORC, Compliant inferred resource status, and to explore other prospective areas of our concessions for additional resources.

As of February 28, 2007, we had $2,139,751 in cash in our accounts. We will be seeking to raise approximately additional working capital of between $5,000,000 and $10,000,000 to fund capital and operational costs to get us to early production.

Results Of Operations

Comparison of Three Months Ended February 28, 2007 and 2006

Revenue

We have not earned any revenue from our operations from the date of our incorporation on February 21, 2001 through February 28, 2007. Our activities have been financed from the proceeds of share subscriptions. We do not anticipate earning any revenue until we have obtained additional capital to fund early production from our coal concessions.

Expenses

We incurred $273,126 of exploration expenses related to the coal concessions in Indonesia. These funds were incurred in the initial geological estimates, and the ramp up of personnel for our drilling program. Professional and consulting fees for the three month period ended February 28, 2007 increased to $92,309, as compared to $1,776 for the three month period ended February 28, 2006. We incurred significant legal and accounting expenses in connection with our reorganization transaction. General and administrative expenses for the three month period ended February 28, 2007 increased to $109,375, as compared to $275 for the three month period ended February 28, 2006. The increased costs resulted from both the reorganization transaction including travel, facilities expenses for Thatcher and we have a new chief executive officer and chief financial officer as a result of the reorganization transaction.

Loss

Net loss for the three month period ended February 28, 2007 increased to $464,758, as compared to $2,051 for the three month period ended February 28, 2006. The increased loss was due to an increase in expenses, as discussed above. We have not attained profitable operations and are dependent upon obtaining additional financing to move from our exploration activities to our initial production.

Comparison of Nine Months Ended February 28, 2007 and November 30, 2006

Revenue

We have not earned any revenue from our operations from the date of our incorporation on February 21, 2001 through February 28, 2007. Our activities have been financed from the proceeds of share subscriptions. We do not anticipate earning any revenue until we have obtained additional capital to fund early production from our coal concessions.

Expenses

We incurred $273,126 of exploration expenses related to the coal concessions in Indonesia. These funds were incurred in the initial geological estimates, and the ramp up of personnel for our drilling program. Professional and consulting fees for the nine month period ended February 28, 2007 increased to $107,286, as compared to $7,639 for the nine month period ended February 28, 2006. We incurred significant legal and accounting expenses as part of the reorganization transaction. General and administrative expenses for the nine month period ended February 28, 2007 increased to $109,934, as compared to $792 for the nine month period ended February 28, 2006. The increased costs resulted from both the reorganization transaction including travel, facilities expenses for Thatcher and we have a new Chief Executive Officer and Chief Financial Officer as a result of the reorganization transaction.

Loss

We had a net loss of $480,294 for the nine month period ended February 28, 2007, as compared to a net loss of $8,431 for the nine month period ended February 28, 2006. The increased loss was due to an increase in expenses, as discussed above. We have not attained profitable operations and are dependent upon obtaining financing to pursue exploration activities.

Capital Resources

As of February 28, 2007, we had current assets of $2,512,204, consisting of $2,139,751 in cash, $227,937 in notes receivables and $144,516 in prepaid expenses and deposits.

Liabilities

As of February 28, 2007, we had liabilities of $450,384, consisting of accounts payable and accrued liabilities $218,095, shares to be issued $222,500, and due to related parties of $9,789.

Comparison of the Years Ended May 31, 2006 and 2005

Revenue

We have not earned any revenue from operations from our incorporation on February 21, 2001 to May 31, 2006. Our activities have been financed from the proceeds of share subscriptions. We do not anticipate earning revenues until such time as we have acquired an interest in a significant asset, of which there is no assurance.

Loss

We incurred a net loss of $10,348 in our fiscal year ended May 31, 2006, as compared to a net loss of $11,544 in fiscal 2005. We have not attained profitable operations and are dependent upon obtaining financing to pursue exploration activities. For these reasons, our auditors stated in their report that they have substantial doubt that we will be able to continue as a going concern.

Capital Resources

At May 31, 2006, we had assets recorded at $15,840 consisting of cash of $1,840 and a note receivable of $14,000 from our former consultant. Our former consultant has paid us $31,000 of the $45,000 due and owing to us.

Liabilities

Our liabilities at May 31, 2006 totaled $40,946 and consisted of a non-interest bearing, demand loan of $32,820 from Strato Malamas, our former president, and accounts payable totaling $8,126.

Comparison of the Years Ended May 31, 2005 and December 31, 2004

We have not earned any revenue from operations from our incorporation on February 21, 2001 to May 31, 2005. Our activities have been financed from the proceeds of share subscriptions. We do not anticipate earning revenues until such time as we have acquired an interest in a significant asset, of which there is no assurance.

We incurred a net loss of $11,544 in our fiscal year ended May 31, 2005, as compared to a net loss of $18,846 in fiscal 2004. The decrease in net loss in the most recently completed fiscal year is a result of a reduction in professional fees and mineral property expenditures. Professional fees decreased from $14,399 in fiscal 2004 to $8,475 in fiscal 2005. In addition, property expenditures decrease over these periods from $3,000 to zero.

We have not attained profitable operations and are dependent upon obtaining financing to pursue exploration activities. For these reasons, our auditors stated in their report that they have substantial doubt that we will be able to continue as a going concern.

At May 31, 2005, we had assets recorded at $23,018 consisting of cash of $9,018 and a promissory note receivable of $14,000 from our former consultant. Our former consultant has paid us $31,000 of the $45,000 due and owing to us.

Our liabilities at May 31, 2005 totaled $37,776 and consisted of a non-interest bearing, demand loan of $26,820 from Strato Malamas, our former president, and accounts payable totaling $10,956.

Critical Accounting Policies and Estimates

We intend to prepare consolidated financial statements of us and our subsidiaries in accordance with the generally accepted accounting principles in the United States. During the preparation of the financial statements, we will be required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we will evaluate our estimates and judgments, including those related to sales, returns, pricing concessions, bad debts, inventories, investments, fixed assets, intangible assets, income taxes and other contingencies. We intend to base our estimates on historical experience and on various other assumptions that we believe are reasonable under current conditions. Actual results may differ from these estimates under different assumptions or conditions.

In response to the SEC’s Release No. 33-8040, “Cautionary Advice Regarding Disclosure About Critical Accounting Policy,” we identified the most critical accounting principals upon which our financial status depends. We determined that those critical accounting principles are related to the use of estimates, inventory valuation, revenue recognition, income tax and impairment of intangibles and other long-lived assets. We present these accounting policies in the relevant sections in this section, including the recently issued accounting pronouncements discussed below.

Mineral Properties and Exploration Expenditures

We record our interest in mineral properties at cost. We expense all costs incurred on mineral properties to which we have secured exploration rights, other than acquisition costs, prior to the establishment of proven and probable reserves. When proven and probable reserves are determined for a property and feasibility studies with respect to the properties have been completed, subsequent exploration and development costs of the property will then be capitalized. We regularly perform evaluations of our investment in mineral properties to assess the recoverability and/or the residual value of our investments in these assets

All long lived assets are reviewed for impairment whenever events or circumstances change which indicate the carrying amount of an asset may not be recoverable, utilizing established guidelines based upon discounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization. To date, we have not established the commercial feasibility of our exploration prospects. Therefore, all costs have been expensed.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation. We believe that inflation has not had a material effect on our operations to date.

Income Taxes. We have adopted Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” or SFAS 109. SFAS 109 requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consist of taxes currently due plus deferred taxes. Since we had no operations within the United States, there is no provision for United States income taxes and there are no deferred tax amounts at December 31, 2005 and 2004. The charge for taxation is based on the results for the year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probably that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when they related to income taxes levied by the same taxation authority and we intend to settle current tax assets and liabilities on a net basis.

Our subsidiary, Thatcher, is governed by the Income Tax Law of the Republic of Singapore, concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws.

Value Added Tax (VAT).  Enterprises or individuals who sell commodities, engage in repair and maintenance or import and export goods in Indonesia are subject to a value added tax in accordance with Indonesian laws. The value added tax standard rate is 10% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of our finished products can be used to offset the VAT due on sales of the finished.

Recently Issued Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4,” or SFAS No. 151. This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB No. 43, Chapter 4, previously stated that “...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges...” SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities.

The provisions of SFAS 151 shall be applied prospectively and are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred during fiscal years beginning after the date this Statement was issued. Our adoption of SFAS No. 151 is not currently expected to have a material impact on our financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R) (revised 2004), “Share-Based Payment,” or SFAS No. 123(R), which amends FASB Statement No. 123 and will be effective for public companies for interim or annual periods beginning after June 15, 2005. The revised standard requires, among other things that compensation cost for employee stock options be measured at fair value on the grant date and charged to expense over the employee's requisite service period for the option. Due to the absence of observable market prices for employee stock options, the standard indicates that the fair value of most stock options will be determined using an option-pricing model. Our adoption of SFAS No. 123(R) is not currently expected to have a material impact on our financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29,” or SFAS No. 153. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle.

SFAS No. 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. Our adoption of SFAS No. 153 is not expected to have a material impact on our financial position or results of operations.

In March 2005, the FASB published FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” which clarifies that the term “conditional asset retirement obligations,” as used in Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. The interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation is effective no later than the end of our 2006 fiscal year. The adoption of this Interpretation is not expected to have a material effect on our financial position or results of operations.

In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections,” or SFAS No. 154. SFAS No. 154 replaces APB No. 20, or APB 20, and Statement of Financial Accounting Standards No. 3, "Reporting Accounting Changes in Interim Financial Statements,” and applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle whereas SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle, unless it is impracticable. SFAS No. 154 enhances the consistency of financial information between periods. SFAS No. 154 will be effective beginning with our first quarter of fiscal year 2006. We do not expect that the adoption of SFAS No. 154 will have a material impact on our results of operations, financial position or cash flows.

In June 2005, the EITF reached a consensus on Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements,” or EITF 05-06. EITF 05-06 provides guidance for determining the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease, collectively referred to as subsequently acquire leasehold improvements). EITF 05-06 provides that the amortization period used for the subsequently acquired leasehold improvements to be the lesser of (a) the subsequently acquired leasehold improvements' useful lives, or (b) a period that reflects renewals that are reasonably assured upon the acquisition or the purchase. EITF 05-06 is effective on a prospective basis for subsequently acquired leasehold improvements purchased or acquired in periods beginning after the date of the FASB’s ratification, which was on June 29, 2005. We do not anticipate that EITF 05-06 will have a material impact on our results of operations.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments,” or SFAS No. 155. SFAS No. 155 amends Statement of Financial Accounting Standards No 133, “Accounting for Derivative Instruments and Hedging Activities,” or SFAS No. 133, and Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” or SFAS No. 140. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of our first fiscal year that begins after September 15, 2006. We are still in the process of evaluating the impact of this pronouncement on our financial statements. In October 2005, the FASB issued FASB Staff Position FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period,” or FAS 13-1. FAS 13-1 concluded that rental costs associated with ground or building operating leases that are incurred during a construction period be expensed. The guidance in FAS 13-1 is required to be applied to the first reporting period beginning after June 30, 2005. The adoption of this pronouncement is not expected to have a material impact on our financial position or results of operations.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets,” or SFAS No. 156. SFAS No. 156 amends Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156:

•	Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.

•	Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

•	Permits an entity to choose ‘Amortization method’ or Fair value measurement method’ for each class of separately recognized servicing assets and servicing liabilities:

•
At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

•
Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

SFAS No. 156 is effective as of the beginning of our first fiscal year that begins after September 15, 2006. Our management is still in the process of evaluating the impact of this statement on the financial statements. In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” or SFAS No. 157. SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Our management is still in the process of evaluating the impact of this statement on the financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans−−an amendment of FASB Statements No. 87, 88, 106, and 132(R)," or SFAS No. 158. One objective of SFAS No. 158 is to make it easier for investors, employees, retirees and other parties to understand and assess an employer's financial position and its ability to fulfill the obligations under its benefit plans. SFAS No. 158 requires employers to fully recognize in their financial statements the obligations associated with single−employer defined benefit pension plans, retiree healthcare plans, and other postretirement plans. SFAS No. 158 requires an employer to fully recognize in its statement of financial position the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year−end statement of financial position, with limited exceptions. SFAS No. 158 requires an entity to recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to Statement of Financial Accounting Standards No. 87. SFAS No. 158 requires an entity to disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. We are required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures for fiscal years ending after December 15, 2006. Our management is still in the process of evaluating the impact of this statement on the financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109,” or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The requirements of FIN 48 are effective for our fiscal year beginning January 1, 2007.

BUSINESS

Background

We were formed on February 21, 2001 under the laws of the State of Delaware.

On May 10, 2001, we entered into a letter of intent with Tri-Corp Enterprises Ltd., or Tri-Corp, a privately-held corporation located in British Columbia, Canada, to jointly develop Gateway Falls R.V. Estates, a recreational vehicle community located on Shuswap Lake near Lee Creek, British Columbia, Canada. Under the terms of our agreement with Tri-Corp, we agreed to forward CND$1,500,000.00 to the joint venture for the purpose of providing clear title to the development property and for use in the development of property infrastructure. We abandoned this business plan in 2001 due to the British Columbia Financial Institutions Commission’s issuance of an order preventing the sale of the recreational vehicle sites.

On March 6, 2002, we entered into an option agreement to acquire an interest in the Manchester South Property, a mineral claim located in the Sudbury Mining Division of Ontario, Canada. This agreement, as amended on October 8, 2003, was between us and Terry Loney, doing business as Klondike Bay Resources. Our objective was to conduct mineral exploration activities on the Manchester South Property in order to assess whether the claim possessed commercially exploitable reserves of copper and/or nickel.

Under the terms of the option agreement, we would have been deemed to have exercised the option to acquire the 90% interest in the Manchester South Property when we had:

•	paid Klondike Bay Resources $7,500 (paid upon the execution of the option agreement); and

•	incurred an aggregate of $200,000 of property exploration expenditures on the Manchester South Property within the following periods:

•	$25,000 on or before December 31, 2004; and

•	$175,000 on or before December 31, 2005.

Due to our inability to raise sufficient funds to conduct exploration on the Manchester South Property in order to meet the exploration expenditure requirements of the option agreement with Klondike Bay Resources, we were unable to exercise the option and our right to acquire an interest in the property was terminated.

On December 29, 2006, we entered into a reorganization agreement with Thatcher Mining Pte Ltd., or Thatcher, a privately-held corporation formed on June 6, 2006 under the laws of Singapore. Thatcher was formed to conduct mining, quarrying and prospecting services and to engage in wholesale and retail sales of commodities.

Under the terms of the reorganization agreement, we agreed to acquire all of the issued and outstanding shares of Thatcher in exchange for the issuance of a total of 32,000,000 shares of common stock. In conjunction with closing under the reorganization agreement, we also agreed to pay $10,000 cash to the former shareholders of Thatcher and to execute a royalty agreement pursuant to which we agreed to pay the former shareholders of Thatcher a royalty of $0.40 per metric ton of coal sold by us. We completed the transactions contemplated by the reorganization agreement on February 9, 2007, and upon completion of the transactions, Thatcher became our wholly-owned subsidiary.

We currently plan to carry on the business of Thatcher as our sole line of business, and all of our operations are expected to be conducted by and through Thatcher. All references to the “Company,” “we,” “our” and “us” for periods prior to the closing of the Reorganization refer to KAL Energy, and references to the “Company,” “we,” “our” and “us” for periods subsequent to the closing of the Reorganization refer to the KAL Energy and its subsidiaries.

Current Activities

 Our current business plan is to engage in the exploration, extraction and distribution of coal. We are currently considered to be an exploration stage corporation because we are engaged in the search for coal deposits and are not engaged in the exploitation of a coal deposit. We have not engaged in the preparation of an established commercially mineable coal deposit for extraction or in the exploitation of a coal deposit. We will be in the exploration stage until we discover commercially viable coal deposits on one of our properties, if ever. In an exploration stage company, management devotes most of its activities to acquiring and exploring mineral properties.

We have the rights to two large coal concessions situated near the Mahakam River in North Eastern Kalimantan, Indonesia. Further exploration will be required before a final evaluation as to the economic feasibility of coal extraction on these properties can be determined. We have done preliminary estimates of the surface seams on these properties, and will be performing phase I drilling commencing in the first quarter of 2007 in order to determine whether either of them contains a commercially viable coal deposit.

There is no assurance that a commercially viable coal deposit exists on either of our current properties. Furthermore, there is no assurance that we will be able to successfully develop our current properties or identify, acquire or develop other coal properties that would allow us to profitably extract and distribute coal and to emerge from the exploration stage.

Products

  Coal is a combustible, sedimentary, organic rock, which is composed mainly of carbon, hydrogen and oxygen. Coal goes through the process of coalification as it matures, affecting its chemical and physical properties. There are various grades of coal, ranging from low rank coals (lignite and sub-bituminous) to hard coals (bituminous and anthracite). Bituminous coal is used as either thermal coal or coking coal, depending on its properties. The properties of the coal determine its value in the market, and include but are not limited to calorific value, sulphur, moisture and ash content.

In the event that our coal concessions are found to contain commercially viable coal deposits, they are expected to yield thermal coal, which is primarily used for power generation and industrial uses. according to the World Coal Institute, or WCI, coal accounts for approximately 39% of the world’s electricity production, Coal is a lower cost fossil fuel, helping it maintain this sizable share of energy consumption. Coal is also used for iron, steel and cement manufacture.

International Coal Market

According to the WCI, the international coal market is led by the world’s top five national producers: China, United States, India, Russia and Australia, and 16% of global hard coal production, or approximately 775 million tons, is traded internationally. The WCI also estimates that the amount of seaborne traded steam coal has increased by an average of approximately 8% per year over the past 20 years and according to the WCI, the Pacific Rim market currently accounts for approximately 60% of the total amount of steam coal traded annually. Thermal coal is the largest contributor to this trade and Indonesia is currently the number one world exporter of thermal coal.

According to the WCI, Asia is the largest consumer of coal, accounting for approximately 54% of the total global consumption of coal, and China is the leading user of coal in Asia. The Energy Information Association, or the EIA, estimates that the world coal trade should reach approximately 901 million tons by 2015, and 1,122 million tons by 2030. During that period, the EIA estimates that China’s coal consumption will double from 2004 to 2015 and triple from 2004 to 2030, with 50%-60% used in electricity and close to 40% in industrial uses. The EIA further estimates that total coal imports in Asia should increase from under 200 million tons in 2004 to approximately 500 million tons in 2030. According to Platts, the energy information division of McGraw-Hill, power generation is expected to increase in China and India, with the addition of 562 and 213 coal fired power plants from 2004-2012, respectively.

The WCI estimates that global coal demand is expected to grow by 60% through 2030, pushing electrification rates from 66% in 2002 to 78% in 2030. The WCI further estimates that coal supplies 39% of the world’s energy production, but in Asia that figure ranges from 49% to 72%. The price of coal as compared to natural gas and oil drives that increased use in the region.

Properties

Property Location and Access.

We have rights to two coal concessions located near the Mahakam River in North Eastern Kalimantan, on the Indonesian island of Borneo. The following map illustrates the location of the properties:

The area of interest is in the vicinity of Melak, close to Senadawa, the regional capital of the district of Kutai Barat in the province of East Kalimantan. Melak is located approximately 100 miles northwest of the city of Balikpapan. Lot 16 is approximately 6 miles southeast of Melak. Lot 24 is approximately 22 miles northwest of Melak. The rivers provide the principal means of transport to bring in goods and heavy equipment and export coal and timber. The road network in Kutai Barat varies from metalled to unmade and generally requires constant repair. Access into concession areas is by four wheel drive vehicles or trail bikes on the old logging roads or by motorized boat. The lots lie close to the Mahakam River. Each lot is 10,000 hectares, or approximately 24,700 acres.

The following map shows a close up view of the Block 16 claim held by PT Bunyut Bara Mandiri:

The following map shows a close up view of the Block 24 claim held by PT Graha Panca Karsa:

Claim Status

Indonesia’s natural resources are controlled by the Indonesia government. As a result, there is no title to particular mineral deposits granted by the Indonesian government to private companies or individuals, but rather the Indonesian government will only grant the right to exploit and sell the mineral deposits. Domestic investment in mining is conducted through a Kuasa Pertambangan, or KP. Essentially, a KP is a license issued by the Head of Regency, the regional governor and the Indonesian Minister of Energy and Mineral Resources, depending on the location of the mining area. There are several types of KP’s which may be issued depending on the stage of development of the mining area itself, including a general survey KP, an exploration KP, an exploitation KP, a transportation and selling KP and a processing and refining KP.

Indonesian mining regulations do not permit KP’s to be held by non-Indonesian companies or by Indonesian companies which are wholly or partly owned by non-Indonesian persons or entities. We have established a series of contractual arrangements which give us an economic benefit in relation to certain mining properties in Indonesia, as further described below.

The KP’s for the two properties in which we have economic rights are held by limited liability companies formed under the laws of Indonesia, PT Graha Panca Karsa, or GPK, and PT Bunyut Bara Mandiri, or BBM. GPK holds an exploration KP on Kampung Tukul Kecamatan Tering in the Kutai Barat district of East Kalimantan, and BBM holds an exploration KP on Kecamatan Melak and Kecamatan Muara Lawa in the Kutai Barat district of East Kalimantan. The KP's held by BBM and GPK each have a term of one year, expiring on September 14, 2007, unless extended. Applications to extend each lease for additional one-year terms have been filed with the Indonesian government.

Pursuant to share purchase agreements dated September 14, 2006, as amended, Thatcher agreed, in the name of its designated purchasers, to purchase all of the issued and paid up share capital of GPK for a purchase price of $175,000 and BBM for a purchase price of $150,000. The transactions contemplated by the share purchase agreements were completed on December 4, 2006, and at the closing of such transactions, two Indonesian citizens selected by Thatcher to acquire the shares in BBM and GPK, purchased all the issued shares of both GPK and BBM.

Contemporaneously with the closing of the transactions contemplated by the share purchase agreements, GPK and BBM and the shareholders in GPK and BBM executed a cooperation and investment agreement with Thatcher pursuant to which Thatcher agreed to provide all required funding and certain services in relation to the exploration work, development, construction and operation to develop the mining properties and in return GPK and BBM agreed to pay Thatcher all of the net proceeds from coal sales, and (ii) GPK and BBM executed a Power of Attorney in favor of Thatcher giving Thatcher the authority to sign any and all documents relating to mining operations on behalf of GPK and BBM.

In addition, the shareholders in GPK and BBM executed (i) a loan agreement with Thatcher to record the terms upon which Thatcher loaned them the funds needed to purchase the shares of GPK and BBM, (ii) a share pledge agreement issued to Thatcher pledging their shares as collateral for their obligations under their respective loan agreements, cooperation and investment agreements, and any related agreements, and (iii) a power of attorney in favor of Thatcher giving Thatcher the power to vote the shares of GPK and BBM capital stock. We have included the results of GPK and BBM in our financial statements as of February 28, 2007, as a variable interest entity, as we currently stand to absorb the majority of the variable interest entity’s expected losses.

In the event that coal is produced and delivered to customers from either of these properties, we will be obligated to pay production sharing fees under production share agreements dated as of December 4, 2006 as follows:

•
A share of the proceeds of production totaling $0.45 per ton pursuant to production share agreements entered into among GPK, Ferdinandus Hanye, Eko Purwanto, Rudiansyah and Laurensius Hajang, and between GPK and Laurensius Hajang, for production under the KP held by GPK. This share of production proceeds will be paid to the recipients in return for providing assistance to GPK relating to the development of the mining project (particularly in the area of local community relations).

•
A share of the proceeds of production totaling $0.45 per ton pursuant to production share agreements entered into between BBM, Kristiana Neny, Eko Purwanto and Laurensius Hajang, and between BBM and Laurensius Hajang, for production under the KP held by BBM. This share of production proceeds will be paid to the recipients in return for providing assistance to BBM relating to the development of the mining project (particularly in the area of local community relations).

Depending on the quality of the coal delivered, royalties of between 3% and 7% will be paid to the Indonesian government

In addition to the production sharing fees described above, we will be obligated to pay a royalty of $0.40 per ton to the former shareholders of Thatcher pursuant to a royalty agreement dated December 29, 2006, entered into between us, Thatcher and the former shareholders of Thatcher, which include Essendon Capital Ltd., a privately-held company incorporated under the laws of Samoa, Carlton Corp, a privately-held company incorporated under the laws of the Republic of the Seychelles, and Concord International, Inc., a privately-held company incorporated under the laws of the Bahamas.

Pursuant to the terms of a cooperation and investment agreement, GPK and BBM are required to maintain their respective KPs in full force and effect, and to apply for any extensions or renewals of their respective KPs at our direction. We intend to instruct GPK and BBM to apply for extensions to their respective KPs prior to their expiration. Although we anticipate that the KPs will be renewed prior to their expiration, there is no assurance that the governing body will such renewal.

History

We are not aware of any previous mining activities which have taken place on either of the properties in which we have rights. However, there have been logging operations in the area.

Geology

A field exploration program was conducted on Block 16 and Block 24 in July, 2006. Based on that study, the following information is available:

The rocks of Kutai Barat are mostly contained within the Kutai Basin. A summary of the stratigraphy in this basin is given in the table below.

Stratigraphy of the Kutai Basin

Epoch	Division	Map Ref	Facies	Formation
Holocene		Qa	Alluvium
Pleistocene		Tpkb	Mixed with lignite	Kampung Baru
Pliocene		- -	- -	- -
Miocene	Late	Tmbp	Mixed with lignite/coal	Balikpapan
Unconformity
	Middle	Tmpb Tmm	Sandstone and mixed, with coal. Tmm - andesite	Palau Balang	Tmm Maragoh
Unconformity
	Early	Tomp	Sandstone and mixed, with coal	Pamaluan
Oligocene	Late
Unconformity
	Early	Toty	Mixed with lignite/coal	Tuyu
Eocene		- -	- -	- -

The regional structural trend of fold axes and major faulting is northeast-east northeast, a trend easily picked out on the satellite images. Other important structural features trend approximately north-south. The area can be divided into three areas based on the topography and the underlying geology.

The Floodplain of the Mahakam River and its Tributaries

The area is characterized by very low relief and dominated by swamps. Solid geology outcrops of the coal bearing sediments are rare, the area being mostly covered by late Holocene/Quaternary alluvium.

Intermediate Ground

This area is underlain by the main coal bearing strata of the Pamalauan, Palau Balang and Balikpapan formations. These formations are of mixed facies with sandstone, siltstones and mudstones/clays with coal seams. These formations form low, undulating hills that have been eroded to form numerous small, V-shaped gullies and valleys.

High Ground

Mostly located 200 m above sea level, these areas contain the volcanic rocks, andesites and tuffs of the Maragoh formation and, in the northwest, small areas of the quartzitic Haloq Sandstone formation of the neighboring basin.

On Block 24, surface seams up to 6.7m thick have been recorded. Some 92% of the outcroppings recorded on the block have a dip under 10 degrees, indicating a low strip ratio. The program yielded a collection of coal samples that were analyzed for the moisture, ash, sulfur and calorific values of the coal in the property.

Infrastructure

There are approximately 130 kilometers of unsealed roads on the properties to which we have rights which were built by legacy logging operators operating on the properties. Both of the properties are situated close to the Mahakan River, which is used for barge transportation. In addition, both properties are situated near Melak, a small, rural town which provides a logistic base for operations.

Budget

Our initial focus on our current concessions is to bring our estimates of the coal tons up to JORC-Compliant inferred resource status (which is a standard established by the Australian Joint Ore Reserves Committee for purposes of public reporting in Australia and New Zealand of exploration results, mineral resources and ore reserves and which provides a mandatory system of classification of tonnage/grade estimates according to geological confidence and technical economic considerations). We intend to accomplish this through the Phase 1 Drill Program. The program has commenced in the first quarter of 2007. It has been budgeted to cost approximately $2,000,000 and will likely conclude in the second half of 2007. In the event the Phase I Drill Program confirms the existence of a commercially viable coal deposit on either or both of the properties, we intend to use the results of this drill program to prepare an operational plan best suited to exploit the reserves inferred by the results. Preparations for small scale production, or bulk sampling, have been made and could commence as soon as late 2007. Thatcher has already made initial measurements and is preparing the concessions for the additional exploration and for possible setup for production. We will drill and obtain measurements required to not only ascertain the full amounts of coal in the surface seam, but any other seams that may be below the surface. Those measurements are also designed to ascertain the optimal mining plan, which will contain the equipment, personnel, and timeline for extraction of the coal.

Employees

We have two employees. To the best of our knowledge, we are compliant with local prevailing wage, contractor licensing and insurance regulations, and have good relations with our employees.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following sets forth the name, age and position of each of our directors and executive officers as of June 30, 2007:

Name	Age	Position with the Company
Cameron Reynolds	35	Chief Executive Officer
Jorge Nigaglioni	34	Chief Financial Officer
Laith Reynolds	66	Chairman of the Board
Andrew Caminschi	33	Director
Antonio Varano	47	Director
Martin Hurley	40	Director
William Bloking	56	Director

Cameron Reynolds. Mr. Reynolds has served as our Chief Executive Officer since February 9, 2007. Since March 2006, Mr. Reynolds has served as a director of Mining House Ltd., a private equity firm located in London, England. From May 2004 to October 2006, Mr. Reynolds served as a director of Aberdene Mines Limited, a mining exploration company located in Nevada. From June 1998 to November 2001, Mr. Reynolds served as the General Manager and Corporate Secretary of Probio International, Inc., a commercial cloning technology company located in Melbourne, Australia. Mr. Reynolds holds a Bachelor of Commerce degree and an M.B.A. from the University of Western Australia.

Jorge Nigaglioni. Mr. Nigaglioni has served as our chief financial officer since February 9, 2007. Since December 2006, Mr. Nigaglioni has served as a director of Thatcher Mining Pte. Ltd., a coal mining company located in Singapore. From January 2006 to December 2006, Mr. Nigaglioni served as Vice President of Finance of Amylex Corporation, a dinnerware manufacturing company located in Petaluma, California. From June 2002 to January 2006, Mr. Nigaglioni served as a Division Controller at Agilent Technologies, a telecommunications equipment manufacturing company located in Santa Rosa, California. From June 2000 to June 2002, Mr. Nigaglioni served as a Senior Financial Analyst at Agilent Technologies. Mr. Nigaglioni holds a B.S. in business administration from Bryant College and an M.B.A. from the University of Wisconsin, Madison.

Laith Reynolds. Mr. Reynolds has served as Chairman of our board of directors since February 9, 2007. From February 2002 to April 2004, Mr. Reynolds served as the Chief Executive Officer and a director of Asia Energy PLC, a coal mining company located in Bangladesh. From February 2002 to December 2003, Mr. Reynolds served as a director of Deepgreen Mining Ltd., a mine project development company located in Melbourne, Australia.

Andrew Caminschi. Mr. Caminschi has served on our board of directors since February 9, 2007. Since April 2006, Mr. Caminschi has served as a director of Mining House Ltd., a private equity firm located in London, England. Mr. Caminschi has served as a director of Empress Ventures Pty. Ltd. since June 2004, Magellan Copper and Gold plc since August 2006 and Delta Pacific Mining since September 2006. From November 2003 to April 2006, Mr. Caminschi served as Business Manager at Agilent Technologies, a telecommunications equipment manufacturer located in Santa Rosa, California. Mr. Caminschi holds a B.S. in computer and mathematical sciences and an M.B.A., with a specialization in international finance, from the University of Western Australia.

Antonio Varano. Mr. Varano has served on our board of directors since April 20, 2007. Since October 2004, Mr. Varano has served as a director of Empress Ventures Pty Ltd., a private equity firm located in Perth, Western Australia, London, England and New York City. Since December 2001, Mr. Varano has served as a director of Cosmetics Development Ltd., a luxury cosmetics manufacturer and wholesaler located in San Francisco and London, England. Since 1989, Mr. Varano has served as a director of SBA Music Pty Ltd., a business to business music provider located in Sydney, Australia. Mr. Varano holds an M.B.A. from the University of Western Australia.

Martin Hurley. Mr. Hurley has served on our board of directors since May 30, 2007. From May 2000 to May 2007, Mr. Hurley was a Senior Pan-European Equities Executive in the Institutional Equity Division of Morgan Stanley, located in London, United Kingdom. Mr. Hurley holds a B.A. (Hons) in economics from the Cass Business School in London, United Kingdom.

William Bloking. Mr. Bloking has served on our board of directors since June 26, 2007. From April 2004 to January 2007, Mr. Bloking served as President of Australia-Asia Gas for BHP Billiton Petroleum in Australia. From May 1999 to April 2004, Mr. Bloking served first as Vice President and later as Chief Executive Officer of BHP Billiton Petroleum (North West Shelf).

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth summary compensation information for the fiscal years ended May 31, 2007 and May 31, 2006 for our Chief Executive Officer and our Chief Financial Officer referred to herein as our Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Option Awards ($)	Total ($)

Cameron Reynolds, President and Chief Executive Officer	2006	20,232.14	--	--	20,232.14
	2005	--	--	--	--

Jorge Nigaglioni, Chief Financial Officer	2006	27,589.29	--	--	27,589.29
	2005	--	--	--	--

Employment Agreements

We have an employment agreement with Mr. Reynolds, our Chief Executive Officer. Mr. Reynolds will be compensated with an annual salary of $66,000. The term of the agreement is five years. Pursuant to the terms of Mr. Reynolds’ employment agreement, we granted him options to purchase 1,000,000 shares of our common stock, which begin vesting on November 1, 2007.

We have an employment agreement with Mr. Nigaglioni, our Chief Financial Officer. Mr. Nigaglioni will be compensated with an annual salary of $90,000. The term of the agreement is five years. Pursuant to the terms of Mr. Nigaglioni’s employment agreement, we granted him 750,000 restricted shares of our common stock, which begin vesting on November 1, 2007.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes outstanding equity awards held by our Named Executive Officers as of May 31, 2007.

	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options (#) (1)	Number of Securities Underlying Unexercised Options (#) (1)	Option Exercise Price ($)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Name	Exercisable	Unexercisable

Cameron Reynolds	--	1,000,000	0.50	11/01/2016	--	--

Jorge Nigaglioni	--	--	--	--	750,000	1,080,000

(1)
Each option or restricted stock award vests 25% upon the first anniversary of the grant date and then in equal monthly installments over the next three years. Options and restricted stock awards are fully vested upon the fourth anniversary of the grant date.

(2)	Options expire ten years from the grant date.

Director Compensation

Director Compensation Paid for the Fiscal Year

The following table summarizes the compensation paid to each of the Company’s directors during the fiscal year ended May 31, 2007.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	All Other Compensation ($)	Total ($)

Strato Malamas(1)	25,000	--	--	25,000

Laith Reynolds	9,000	263,072.05	--	272,072.05

Andrew Caminschi	24,000	302,884.11	--	326,884.11

Antonio Varano	4,500	--	--	4,500

Martin Hurley	--	--	--	--

William Bloking	--	--	--	--

(1)	Mr. Malamas resigned from our board of directors on April 20, 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of June 30, 2007, concerning the ownership of common stock by (i) each our stockholders known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, (ii) each current member of our board of directors and (iii) our named executive officers.

	Shares Beneficially Owned(2)
Name and Address of Beneficial Owner(1)	Number	Percent

Strato Malamas	32,220,000	32.61%
Chew Hua Seng	10,000,000	10.12%
Concord International Inc(3)	7,250,000	7.34%
Cameron Reynolds	1,000,000	1.01%
Jorge Nigaglioni	750,000	*
Laith Reynolds(4)	1,250,000	1.27%
Andrew Caminschi(5)	1,250,000	1.27%
Antonio Varano	--	*
Martin Hurley(6)	--	*
William Bloking(7)	--	*
All directors and executive officers as a group (7 persons) (8)	4,250,000	4.30%

*	Less than 1% of the outstanding shares of common stock.
(1)	Unless indicated otherwise, the address of each stockholder listed in the table is: c/o KAL Energy, Inc., 93-95 Gloucester Place, London, United Kingdom W1U 6JQ.
(2)
Beneficial ownership is based on information furnished by the individuals or entities and is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of June 30, 2007 are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person. As of June 30, 2007, we had a total of 98,790,272 shares of common stock issued and outstanding. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the companies and persons named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them.

(3)	The address for Concord International, Inc. is Saffery Square, Suite 205, Bank Lane, Nassau, Bahamas.
(4)	Includes 250,000 shares subject to options exercisable within 60 days of June 30, 2007.
(5)	Includes 250,000 shares subject to options exercisable within 60 days of June 30, 2007.
(6)	Mr. Hurley joined our board of directors on May 30, 2007.
(7)	Mr. Bloking joined our board of directors on June 26, 2007.
(8)	Includes 500,000 shares subject to options exercisable within 60 days of June 30, 2007.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We previously made four loans to Thatcher in the aggregate principal amount of US$615,000. These loans were payable on demand and were guaranteed by Cameron Reynolds, our Chief Executive Officer and President. These loans were cancelled upon completion of the reorganization transaction.

We entered into royalty agreements with the former shareholders of Thatcher, our wholly-owned subsidiary, or their nominees, pursuant to which we are required to make royalty payments of US$0.40 per metric ton of coal sold by us or our affiliates.

Thatcher, our wholly-owned subsidiary, entered into a loan agreement with Laith Reynolds, one of our directors, pursuant to which Mr. Reynolds made a loan to Thatcher in the principal amount of US$175,000. This loan carries no interest and is payable in full on demand. This loan was paid in full on February 28, 2007.

DESCRIPTION OF SECURITIES

We are authorized to issue 500,000,000 shares of common stock. As of June 30, 2007, there were 98,790,272 shares of our common stock issued and outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share. The holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds. However, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the board of directors and issued in the future.

SELLING STOCKHOLDERS

The following table provides the name of each selling stockholder and the number of shares of our common stock offered by each selling stockholder under this prospectus. We prepared this table based upon information supplied to us by the selling stockholders named in the table, and we have not sought to verify such information. For each selling stockholder, the table below assumes the sale by that selling stockholder of all of its shares of common stock available for resale under this prospectus. There can be no assurance that any of the shares offered hereby will be sold. We may amend or supplement this prospectus from time to time in the future to update or change this list of selling stockholders and shares that may be resold.

Selling Stockholders	Common Shares Owned Prior To Offering	Common Shares Registered	Common Shares Owned After Offering	Percentage of Shares Following Offering(1)
Dr. Martin Charles Faulkes	500,000	500,000	---	---
Rene' Simon	1,250,000	1,250,000	---	---
Aton Ventures Fund Ltd.	1,250,000	1,250,000	---	---
Chew Hua Seng	10,000,000	10,000,000	---	---
Barbara J. Moriarty	500,000	500,000	---	---
Kelly Johnson	150,000	150,000	---	---
Edward Bowes	50,000	50,000	---	---
Christopher Bonkowski	50,000	50,000	---	---
Dana Taylor	25,000	25,000	---	---
Ulrich Bleiker	50,000	50,000	---	---
Walter Voros	50,000	50,000	---	---
Jeremy Ross	150,000	150,000	---	---
H. Howard Wills Jr.	200,000	200,000	---	---
Michele Ross	100,000	100,000	---	---
Rick Langer	200,000	200,000	---	---
Rocknest Corp.	100,000	100,000	---	---
Corville Leasenbacher Investments Inc.	50,000	50,000	---	---
Kaimar Investment Corp.	100,000	100,000	---	---
Lorrie Archibald	62,500	62,500	---	---
Logan Anderson	62,500	62,500	---	---
Michael C. Huggins	50,000	50,000	---	---
Fastboyz Ventures Ltd.	50,000	50,000	---	---
3688 Investments Ltd	250,000	250,000	---	---
Admiralt Investment Inc.	50,000	50,000	---	---
610670 B.C. Ltd.	250,000	250,000	---	---

Geoffrey Goodall	25,000	25,000	---	---
Ronald Chong	40,000	40,000	---	---
David Yue	100,000	100,000	---	---
DRS Investments Ltd.	1,500,000	1,500,000	---	---
James E. Yates	50,000	50,000	---	---
Stephen O'Neil	62,500	62,500	---	---
Michelle O'Neil	62,500	62,500	---	---
Brad Merecer	50,000	50,000	---	---
Susan Hand	125,000	125,000	---	---
HighTech International S.A.	50,000	50,000	---	---
34911 BC Ltd	59,500	59,500	---	---
Lindsay Semple	15,500	15,500	---	---
Canaccord Capital Corp.	37,500	37,500	---	---
___________________

(1) Based on 98,790,272 shares of our common stock outstanding as of June 30, 2007.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on the OTC Bulletin Board, or any other stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when disposing of shares:

•	directly by any selling stockholder to one or more purchasers;

•	ordinary brokerage transactions and transactions in which the broker−dealer solicits purchasers;

•	block trades in which the broker−dealer will attempt to sell the shares as agent but may position and resell a portion of the blocks as principal to facilitate the transaction;

•	purchases by a broker−dealer as principal and resale by the broker−dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker−dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any of these methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders have the sole and absolute discretion not to accept any purchase offer or to make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

Broker−dealers engaged by the selling stockholders may arrange for other broker−dealers to participate in sales. Broker−dealers may receive commissions or discounts from the selling stockholders (or, if any broker−dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledge or secured parties may offer and sell the shares of our common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee, donee or other successors-in-interest as selling stockholders under this prospectus.

The selling stockholders and any broker−dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In such event, any commissions received by these broker−dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

The selling stockholders and any other person participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations promulgated under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholder or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurances as to whether any of the selling stockholders will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each selling security holder and purchaser is responsible for paying any discounts, commissions and similar selling expenses they incur.

We and the selling stockholders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On February 22, 2007, Morgan & Company, or Morgan, notified us that they would resign as our principal independent registered public accounting firm, effective upon our appointment of a successor firm.

 On March 6, 2007, our board of directors engaged Kabani & Company, Inc., or Kabani, to serve as our principal independent registered public accounting firm, effective as of such date.

 The audit reports, or Audit Reports, of Morgan on our financial statements for the fiscal years ended May 31, 2006 and 2005 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except as follows: the Audit Report dated August 4, 2006 for the fiscal year ended May 31, 2006 contained a qualification as to uncertainty.

 During the period from June 1, 2005 to the date hereof, there have been no disagreements between us and Morgan on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to Morgan’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its reports.

We provided Morgan with a copy of these disclosures and requested that Morgan furnish us with a letter addressed to the SEC stating whether Morgan agreed with the statements that we made. The letter from Morgan is attached as Exhibit 16.1 to our Current Report on Form 8-K filed with the SEC on March 12, 2007.

As part of its engagement as our independent registered public accounting firm, Kabani conducted a review of our balance sheet for the period ended February 28, 2007, and the related statements of operations and cash flows for the nine-month period ending February 28, 2007.

 During the period from June 1, 2005 to the date of Kabani’s engagement, neither we, nor anyone acting on our behalf, consulted with Kabani regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) any of the matters or events set forth in Item 304(a)(2)(ii) of Regulation S−B.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

Kabani & Company, Inc., independent registered public accounting firm, has audited the balance sheets of Thatcher as of September 30, 2006, and the related statements of operations, stockholders' deficit, and cash flows for the period from Thatcher’s inception (June 8, 2006) to September 30, 2006, as set forth in their report, which is included in this prospectus and elsewhere in the registration statement. Such consolidated financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Morgan & Company, independent registered public accounting firm, audited our balance sheet as at May 31, 2006 and 2005, and the related statements of operations, stockholders’ deficiency, and cash flows for each of the two years in the period ended May 31, 2006, and for the cumulative period from our inception, February 21, 2001, to May 31, 2006, as set forth in their report, which is included in this prospectus and elsewhere in the registration statement. Such consolidated financial statements are included herein in reliance on upon such report, given on their authority as experts in accounting and auditing

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form SB−2 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and our company, please review the registration statement, including the exhibits, schedules and reports filed as a part thereof. Statements in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement set forth the material terms of such contract or other document but are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

We are also subject to the informational requirements of the Exchange Act which requires us to file annual reports, quarterly reports, current reports, proxy statements and other information with the SEC. Such periodic reports, current reports, proxy statements and other information along with the registration statement, including the exhibits and schedules thereto, may be inspected at public reference facilities of the SEC at 100 F Street N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. You may call the SEC at 1−800−SEC−0330 for further information on the operation of the public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov.

FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS

Page No
Consolidated Financial Statements:

Consolidated Balance Sheet, February 28, 2007 (Unaudited)	F-1

Consolidated Statements of Operations for the Three Month and Nine Month Period Ended February 28, 2007 and 2006 and for the Period From February 21, 2001 (Inception) to February 28, 2007 (Unaudited)	F-2

Consolidated Statements of Cash Flows for the Three Month and Nine Month Period Ended February 28, 2007 and 2006 and for the Period From February 21, 2001 (Inception) to February 28, 2007 (Unaudited)	F-3

Notes to Consolidated Financial Statements	F-4

Financial Statements

Report of Independent Registered Public Accounting Firm	F-12

Balance Sheets, May 31, 2006 and 2005	F-13

Statements of Operations for the Years Ended May 31, 2006 and 2005 and for the Period From February 21, 2001 (Inception) to May 31, 2006	F-14

Statements of Cash Flows for the Years Ended May 31, 2006 and 2005 and for the Period From February 21, 2001 (Inception) to May 31, 2006	F-15

Statement of Stockholders’ Deficit for the Period From February 21, 2001 (Inception) to May 31, 2006	F-16

Notes to Financial Statements	F-17

KAL ENERGY, INC. AND SUBSIDIARY
(FORMERLY PATRIARCH INC.)
 (An Exploration Stage Company)
CONSOLIDATED BALANCE SHEET
FEBRUARY 28, 2007
(Unaudited)
(Stated in US Dollars)

ASSETS

Current Assets
Cash and cash equivalents	$2,139,751
Notes receivable	227,937
Prepaid expenses and other current assets	144,516
Total Current Assets	2,512,204

Goodwill	6,421,929

Total Assets	$8,934,133

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities
Accounts payable and accrued liabilities	$218,095
Shares to be issued	222,500
Due to related parties	9,789
Total Current Liabilities	450,384

Stockholders’ Deficit
Common Stock
Authorized:
100,000,000 voting common shares, par value $0.0001
Issued and outstanding:
96,490,272 common shares	9,649

Additional paid-in capital	9,032,065

Deficit Accumulated During The Exploration Stage	(557,965)
Total Stockholders' Deficit	8,483,749

Total Liabilities and Stockholders' Deficit	$8,934,133

The accompanying notes are an integral part of these financial statements

KAL ENERGY, INC. AND SUBSIDIARY
(FORMERLY PATRIARCH INC.)
 (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED FEBRUARY 28, 2007 AND 2006
AND THE PERIOD FROM FEBRUARY 21, 2001 (INCEPTION) TO FEBRUARY 28, 2007

(Unaudited)
(Stated in US Dollars)

					CUMULATIVE
					PERIOD FROM
					INCEPTION
	THREE MONTH PERIODS ENDED		NINE MONTH PERIODS ENDED		FEBRUARY 21 2001 TO
	FEBRUARY 28		FEBRUARY 28		FEBRUARY 28
	2007	2006	2007	2006	2007

Net Revenue	$-	$-	$-	$-	$-

Operating Expenses
Exploration expenditures	273,126	-	273,126	-	293,126
Professional and consulting fees	92,309	1,776	107,286	7,639	154,672
General and administrative expenditures	109,375	275	109,934	792	120,219
Total Operating Expenses	474,810	2,051	514,556	8,431	568,017

Other income:
Interest Income	10,052	-	10,052	-	10,052

Net Loss	$(464,758)	$(2,051)	$(480,294)	$(8,431)	$(557,965)

Net Loss Per Common Share, basic and diluted	$(0.01)	$(0.00)	$(0.01)	$(0.00)
Basic and Diluted Weighted Average Number Of Common Shares Outstanding	73,153,924	11,718,818	55,431,111	11,718,818

The basic and diluted weighted average number of common stock shares outstanding are the same as there are no anti-dilutive shares
The accompanying notes are an integral part of these financial statements

KAL ENERGY, INC. AND SUBSIDIARY
(FORMERLY PATRIARCH INC.)
 (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED FEBRUARY 28, 2007 AND 2006
AND THE PERIOD FROM FEBRUARY 21, 2001 (INCEPTION) TO FEBRUARY 28, 2007
(Unaudited)
(Stated in US Dollars)

			CUMULATIVE
			PERIOD FROM
			INCEPTION
	NINE MONTH PERIODS ENDED		FEBRUARY 21 2001 TO
	FEBRUARY 28		FEBRUARY 28
	2007	2006	2007
Cash Flows In Operating Activities:

Net loss for the period	$(480,294)	$(8,431)	$(557,965)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest accrued on note receivable	(2,937)	-	(2,937)
Decrease in note receivable	14,000	-	-
Increase in prepaid expenses and other current assets	(144,516)	-	(144,516)
Decrease in accounts payable and accrued liabilities	(425,311)	(2,830)	(417,184)
Increase in notes payable	9,789	-	9,789
Net cash used in operating activities	(1,029,269)	(11,261)	(1,112,814)
Cash Flows In Investing Activities:
Advances on notes receivable	(225,000)	-	(225,000)
Cash Flows In Financing Activities:
Shareholder advances	10,000	3,000	42,820
Payments to shareholders	(52,820)	-	(52,820)
Proceeds from issuance of debt	198,000	-	198,000
Payments on debt	(198,000)	-	(198,000)
Payment of stock issuance costs	(88,000)	-	(88,000)
Proceeds from issuance of common stock	3,523,000	-	3,575,565
Net cash provided by financing activities	3,392,180	3,000	3,477,565

Increase (Decrease) In Cash & cash equivalents	2,137,911	(8,261)	2,139,751

Cash And Cash Equivalents, Beginning Of Period	1,840	9,018	-

Cash And Cash Equivalents, End Of Period	$2,139,751	$757	$2,139,751

Supplemental Disclosure Of Cash Flow Information
Cash paid during the period
Interest	$-	$-	$-
Income Taxes	$-	$-	$-
Supplemental Disclosure of Non Cash Transactions
Shares issued to acquire subsidiary	6,400,000	-	-

The accompanying notes are an integral part of these financial statements

KAL ENERGY, INC. AND SUBSIDIARY
(FORMERLY PATRIARCH INC.)
 (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

a)  Organization and Change of Name

Kal Energy, Inc. (“the Company” or “We”) was incorporated on February 21, 2001 in the State of Delaware.  On November 14, 2006 the majority of shareholders voted to amend the Company’s Articles of incorporation to change the Company’s name to KAL Energy, Inc.  This amendment took effect on December 20, 2006.  The Company was formed for the purpose of acquiring exploration and exploration stage natural resource properties and is in the pre-exploration stage. The Company’s operations are performed by its wholly owned subsidiary, Thatcher Mining Pte. Ltd, a corporation under the laws of the Republic of Singapore on formed June 8, 2006 (“Thatcher”) and acquired by the Company on February 9, 2007.

b)  Exploration Activities

The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations. The Company is currently seeking opportunities for profitable operations. Costs related to locating coal deposits and determining the extractive feasibility of such deposits are expensed as incurred.

c) Going Concern

The Company’s interim financial statements have been prepared on a going concern basis, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business.

As shown in the accompanying financial statements, the Company has incurred a net loss of $557,965 for the period from February 21, 2001 (inception) to February 28, 2007, and has no revenue.  The Company's ability to continue as a going concern is dependent upon the continued financial support of its shareholders, its ability to generate sufficient cash flow to meet its obligations on a timely basis and, ultimately, to attain cash flow from profitable operations.

Recurring losses from operations and operating cash constraints are potential factors, which, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.  These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The interim financial statements do not include adjustments relating to recoverability and classification of recorded assets amounts, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern. Management devoted considerable effort from inception through the quarter ended February 28, 2007, towards (i) obtaining additional equity (ii) management of accrued expenses and accounts payable (iii) searching for a suitable strategic partner. Management believes that the above actions will allow the Company to continue operations through the next fiscal year.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying interim condensed financial statements are prepared in accordance with rules set forth in Regulation SB of the Securities and Exchange Commission. Accordingly, these statements do not include all disclosures required under generally accepted principles and should be read in conjunction with the audited financial statements included in the Company's Form 10-KSB for the year ended May 31, 2006. In the opinion of management, all adjustments consisting of normal reoccurring accruals have been made to the financial statements. The results of operation for the three months ended February 28, 2007 are not necessarily indicative of the results to be expected for the fiscal year ending May 31, 2007.

Principles of consolidation

The accompanying condensed consolidated financial statements include the accounts of Kal Energy, Inc. the accounts of its wholly owned subsidiary, Thatcher, and the accounts of the variable interest entities, PT. Bunyut Bara Mandiri and PT. Graha Panca Karsa (Note 8). Collectively “the Company”. All significant inter-company transactions and accounts have been eliminated in consolidation.

Use of estimates

The preparation of financial statements is in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basic and diluted net loss per share

Net loss per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128), "Earnings per share". SFAS No. 128 superseded Accounting Principles Board Opinion No.15 (APB 15). Net loss per share for all periods presented has been restated to reflect the adoption of SFAS No. 128. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Recent pronouncements

In February 2007, FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. FAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to specific requirements outlined in the new Statement. Therefore, calendar-year companies may be able to adopt FAS 159 for their first quarter 2007 financial statements.

The new Statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The management is currently evaluating the effect of this pronouncement on financial statements.

In September 2006, FASB issued SFAS 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)’ This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements:

a.  A brief description of the provisions of this Statement

b.  The date that adoption is required

c.  The date the employer plans to adopt the recognition provisions of this Statement, if earlier.

The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The management is currently evaluating the effect of this pronouncement on financial statements.

In September 2006, FASB issued SFAS 157 ‘Fair Value Measurements’. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The management is currently evaluating the effect of this pronouncement on financial statements.

In March 2006 FASB issued SFAS 156 'Accounting for Servicing of Financial Assets' this Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

1. Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.

2. Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

3. Permits an entity to choose 'Amortization method' or 'Fair value measurement method' for each class of separately recognized servicing assets and servicing liabilities.

4. At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

5. Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

This Statement is effective as of the beginning of the Company's first fiscal year that begins after September 15, 2006. Management believes that this statement will not have a significant impact on the consolidated financial statements.

In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments". SFAS No. 155 amends SFAS No 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAF No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities".  SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This statement is effective for all financial instruments acquired or issued after the beginning of the Company's first fiscal year that begins after September 15, 2006.  The Company has not evaluated the impact of this pronouncement in its financial statements.

3.	NOTES RECEIVABLE

At May 31, 2001, the Company hired an independent consultant to take the Company public.  The contract was terminated during the year ended May 31, 2002 and the consultant agreed to repay to the Company funds advanced of $45,000.  The balance outstanding at November 30, 2006, comprising a promissory note of $14,000 (May 31, 2006 - $14,000), is due on demand, is expected to be repaid in the year ending May 31, 2007, and bears no interest. The Company has written off this note as of February 28, 2007.

As of February 28, 2007, the Company has two note receivables of $100,000 and $125,000 from two unrelated parties. The note receivables are both pledged by the shares to be purchased by the notes, with an interest rate of twelve month LIBOR plus 5%, and due on demand. The Company has recorded $2,937 of interest against this loan. (Refer to note 8).

4.	PREPAID EXPENSES AND DEPOSITS

Prepaid expenses and deposits at February 28, 2007 are as follows:

February 28, 2007
Prepaid expenses	$126,257
Deposits	$18,259

Prepaid expenses include $40,072 prepayments for insurance policies, $32,342 prepayments for advertisement, and $44,054 prepayments for services and $9,789 of other prepayments.

Deposits include $2,513 rent deposit and $15,746 security deposits.

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued expenses at February 28, 2007 are as follows:

February 28, 2007
Accounts payable	197,072
Accrued expenses	21,023
218,095

6.	RELATED PARTY TRANSACTIONS

        The company uses the services of Mining House Ltd. for IT and administrative services. Two of our directors and our chief executive officer, who is also the sole shareholder, are directors in the service company. Fees for such services during the three month period ended February 28, 2007 amounted to $9,789 and is recorded as due to related parties as of February 28, 2007. This amount is unsecured, interest free, and due on demand.

7.	SHAREHOLDER’S EQUITY

On November 20, 2006 the Company issued 125,000 voting common shares for $100,000 cash.

During the three months ended February 28, 2007 the Company issued 17,115,000 voting common shares for total of $3,423,000. The issuance is recorded net of the expenses and payments of the fund raising expenses. The direct costs related to this stock sale, including legal and professional fees, were deducted from the related proceeds and the net amount in excess of par value was recorded as additional paid-in capital. In conjunction with completion of the Private Placement offering, the Company paid finders fees of $68,000 and legal expenses of $20,000 in cash, and also granted a total of 1,112,500 shares of restricted stock as compensation for certain legal services and as payment of finders fees.

The Company also effected a 4 for 1 stock split on December 20, 2006. The stock split resulted in an additional 35,341,454 voting common shares, resulting in 47,375,272 post-split shares outstanding (11,843,818 pre-split shares). All the shares have been retroactively stated.

On January 18, 2007, the board of directors approved an amendment to the Company’s Certificate of Incorporation increasing the number of authorized shares for common stock from 100,000,000 to 500,000,000. On January 19, 2007, shareholders of record holding a majority of the currently issued and outstanding common stock approved the amendment. The Company is currently in the process of finalizing an Information Statement to be sent to all shareholders of record as of January 19, 2007, providing information regarding the amendment to the Company’s Certificate of Incorporation. The amendment is effective as of March 2, 2007.

BUSINESS COMBINATION

On December 29, 2006, the Company entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) with Thatcher Mining Pte., Ltd., a privately held Singapore corporation (“Thatcher”). Upon the closing under the Reorganization Agreement on February 9, 2007, the shareholders of Thatcher delivered all of their equity interests in Thatcher to the Company in exchange for shares of common stock in the Company, as a result of which Thatcher became a wholly-owned subsidiary of the Company (the “Reorganization”).

Pursuant to the Reorganization Agreement, at the closing, shareholders of Thatcher received 4,000,000 shares of the Company’s common stock for each issued and outstanding common share of Thatcher. As a result, at the closing, the Company issued 32,000,000 shares of its common stock to the former shareholders of Thatcher.

In addition, simultaneously with closing under the Reorganization Agreement, the Company completed a private placement offering of a total of 17,615,000 shares of the Company’s common stock for aggregate proceeds to the Company of $3,523,000 (the “Private Placement”). As of February 28, 2007, 17,115,000 shares was issued and $3,423,000 cash was received. In conjunction with completion of the Private Placement offering, the Company paid finders fees of $68,000 and legal expenses of $20,000 in cash, and also issued a total of 1,112,500 shares of restricted stock as compensation for certain legal services and as payment of finders fees.

The acquisition was accounted under the Purchase method of accounting. The results of the Company include the results of Thatcher as of February 9, 2007, through the closing of the Reorganization Agreement. The cost of the acquisition was $6,400,000 and goodwill $6,421,929 is recorded.

The following table presents the allocation of the acquisition cost to the assets acquired and liabilities assumed:

Cash	$201,054
Notes receivable	187,424
Prepaid expenses and other current assets	18,260
Total Assets	$406,738

Accounts payable and accrued liabilities	$230,666
Notes payable	198,000
Total liabilities	$428,666

Net asset acquired	$(21,928)

Consideration paid:
Total cost of investment	$6,400,000
Total Acquisition cost	$(21,928)
Goodwill	$6,421,928

The pro forma information below shows the impact of Thatcher’s operations on the Company’s results as if it had been combined at the beginning of the three month and nine month period ended February 28, 2007, respectively.

Statement of Operations	Three Months Ended February 28, 2007	Nine Months Ended February 28, 2007	Cumulative Period From Inception February 21, 2001 to February 28, 2007
	(unaudited)	(unaudited)	(unaudited)

Revenue	$-	$-	$-

Expenses
Exploration expenditures	553,547	785,513	805,513
Professional and consulting fees	178,888	196,415	243,801
General and administrative expenditures	132,038	145,353	155,638
Total Expenses	(864,473)	(1,127,280)	(1,204,951)

Interest Income	11,703	11,703	11,703

Net Loss	$(852,770)	$(1,115,577)	$(1,968,347)

Earnings Per Share
Basic	$(0.01)	$(0.02)

8.	VARIABLE INTEREST ENTITY

The Company has adopted FASB Interpretation No. 46R "Consolidation of Variable Interest Entities" ("FIN 46R"), an Interpretation of Accounting Research Bulletin No. 51. FIN 46R requires a Variable Interest Entity (VIE) to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE's residual returns. VIEs are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the company is the primary beneficiary of these entities. Acquisitions of subsidiaries or variable interest entities are accounted for using the purchase method of accounting. The results of subsidiaries or variable interest entities acquired during the year are included in the consolidated income statements from the effective date of acquisition.

ACCOUNTING AFTER INITIAL MEASUREMENT OF VIE - Subsequent accounting for the assets, liabilities, and non-controlling interest of a consolidated variable interest entity are accounted for as if the entity were consolidated based on voting interests and the usual accounting rules for which the VIE operates are applied as they would to a consolidated subsidiary as follows:

• carrying amounts of the VIE are consolidated into the financial statements of the Company as the primary beneficiary (referred as "Primary Beneficiary" or "PB");

• inter-company transactions and balances, such as revenues and costs, receivables and payables between or among the Primary Beneficiary and the VIE(s) are eliminated in their entirety; and

• because there is no direct ownership interest by the Primary Beneficiary in the VIE, equity of the VIE is eliminated with an offsetting credit to minority interest.

INITIAL MEASUREMENT OF VIE- The Company initially measures the assets, liabilities, and non-controlling interests of the VIEs at their fair values at the date of the acquisitions.

At February 28, 2007, the company provided funds to two individuals for their purchase of 1,000,000 or 100% of the 1,000,000 outstanding shares of PT Graha Panca Karsa (“PT GPK”) and 1,000,000 or 100% of the 1,000,000 outstanding shares of PT Bunyut Bara Mandiri (“PT BBM”), exploration stage companies involved in the exploration of coal concessions in East Kalimantan, Indonesia.   The Company has been the sole source of funding to the shareholders of PT GPK since 2006 to acquire the shares in PT GPK through advances made under a loan agreement.  Such advances totaled $125,000 for the shareholders of PT GPK and $100,000 for the shareholders of PT BBM, at February 28, 2007. The Company is considered the primary beneficiary as it stands to absorb the majority of the VIE’s expected losses.

As of February 28, 2007, the Company has consolidated PT GPK and PT BBM’s financial statements for the three month period then ended in the accompanying financial statements. PT GPK and PT BBM did not have any operations through February 28, 2007.

9.	EXPLORATION EXPENDITURES

In 2006, Thatcher commenced exploration in properties in Kalimantan, Indonesia. Exploration expenses were performed by outside contractors, who billed all resources used individually between manpower, travel, equipment rentals, phone and other expenses. The bulk of all expenditures was manpower, including the chief geologist, operations manager, site manager and site personnel from various contractors, and were utilized to make preliminary assessments of the properties providing mining services for initial property assessment and preparing for the phase I drilling program. The initial measurements of the quantity and quality of coal seams were made on two properties in East Kalimantan, Indonesia as well as study the logistics for processing the coal in site and delivering it to customers.

	Three Months Ended February 28, 2007	Nine Months Ended February 28, 2007
Manpower	$157,069	$157,069
Site Expenses	55,974	55,974
Equipment	34,398	34,398
Travel	25,685	25,685
	$273,126	$273,126

10. COMMITMENTS AND CONTINGENCIES

Office space is rented under a non-cancelable operating lease agreements expiring through September 2008. Rent expense was $4,512 for the three and nine month periods ended February 28, 2006, and from inception (February 21, 2001) to February 28, 2007.

Future minimum rental payments are as follows:

Years Ending May 31,
2007	$13,537
2008	54,148
2009	18,049
$85,734

The Company is subject to legal proceedings, claims, and litigation arising in the normal course of business. While the outcome of these matters is currently not determinable, the Company does not expect the resolutions of any such matters to have a material impact on the Company’s financial position, results of operations, or cash flows. As of February 28, 2007, there are no pending litigations.

11.	SUBSEQUENT EVENTS

On March 1, 2007, the Board of Directors of KAL Energy, Inc., a Delaware corporation (the “Company”), approved the Company’s 2007 Stock Incentive Plan (the “2007 Plan”), subject to stockholder approval.

The 2007 Plan includes the following equity compensation awards: (i) incentive stock options; (ii) nonqualified stock options; (iii) stock appreciation rights, (iv) restricted stock awards, (v) restricted stock unit awards, and (vi) stock awards. Participants in the 2007 Plan may be granted any one of the above equity awards or any combination thereof, as determined by the administrator of the 2007 Plan. Under the 2007 Plan, the Company may issue and sell a maximum of 12,000,000 shares of its common stock under all equity compensation awards granted by the Company.

The administration of the 2007 Plan is vested in the Board of Directors, which may delegate such responsibilities in whole or in part to one or more committees of the Board of Directors. Any person who is an employee of or a consultant to the Company or any affiliate thereof, or any person who is a non-employee director of the Company or any affiliate thereof, is eligible to be designated by the administrator of the 2007 Plan to receive awards and become a participant under the 2007 Plan.

Unless previously terminated, the 2007 Plan will terminate on March 1, 2017, which is the tenth anniversary of the date of its adoption by the Board of Directors.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Directors of
Patriarch Inc.
(An Exploration Stage Company)

We have audited the accompanying balance sheets of Patriarch Inc. (an exploration stage company) as at May 31, 2006 and 2005, and the related statements of operations, stockholders’ deficiency, and cash flows for each of the two years in the period ended May 31, 2006, and for the cumulative period from inception, February 21, 2001, to May 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and 2005, and the results of its operations and its cash flows for each of the two years in the period ended May 31, 2006, and for the cumulative period from inception, February 21, 2001, to May 31, 2006, in conformity with United States generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has negative cash flows, has a stockholders’ deficiency and is dependent upon obtaining adequate financing to fulfill its activities. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada
“Morgan& Company”
August 4, 2006
Chartered Accountants

KAL ENERGY, INC.
(FORMERLY PATRIARCH, INC.)
(An Exploration Stage Company)
BALANCE SHEETS
(Stated in US Dollars)

	MAY 31
	2006	2005

ASSETS

Current
Cash	$1,840	$9,018
Note receivable (Note 4)	14,000	14,000

	$15,840	$23,018

LIABILITIES

Current
Accounts payable and accrued liabilities	$8,126	$10,956
Due to shareholder (Note 5)	32,820	26,820
	40,946	37,776

STOCKHOLDERS’ DEFICIENCY

Common Stock
Authorized:
100,000,000 common shares, par value $0.0001

Issued and outstanding:
11,718,818 common shares at May 31, 2006 and 2005	1,172	1,172

Additional paid-in capital	51,393	51,393

Deficit Accumulated During The Exploration Stage	(77,671)	(67,323)
	(25,106)	(14,758)

	$15,840	$23,018

The accompanying notes are an integral part of these financial statements

KAL ENERGY, INC.
(FORMERLY PATRIARCH, INC.)
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
(Stated in US Dollars)

			CUMULATIVE
			PERIOD FROM
			INCEPTION
			FEBRUARY 21
	YEARS ENDED		2001 TO
	MAY 31		MAY 31
	2006	2005	2006

Revenue	$-	$-	$-

Expenses
Consulting fees	-	-	9,829
Property expenditures	-	-	20,000
Professional fees	9,334	8,475	37,557
Office	-	1,627	4,287
Transfer agent fees	727	1,292	5,279
Bank charges	287	150	719

Net Loss For The Period	$(10,348)	$(11,544)	$(77,671)

Net Loss Per Share, basic and diluted	$(0.00)	$(0.00)

Weighted Average Number Of Common Shares Outstanding, basic and diluted	11,718,818	11,718,818

The accompanying notes are an integral part of these financial statements

KAL ENERGY, INC.
(FORMERLY PATRIARCH, INC.)
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Stated in US Dollars)

			CUMULATIVE
			PERIOD FROM
			INCEPTION
			FEBRUARY 21
	YEARS ENDED		2001 TO
	MAY 31		MAY 31
	2006	2005	2006

Cash Provided By (Used For) Operating Activities
Net loss for the period	$(10,348)	$(11,544)	$(77,671)

Change in non-cash working capital items:
(Increase) decrease in promissory note receivable	-	6,000	(14,000)
(Decrease) increase in accounts payable and accrued liabilities	(2,830)	5,211	8,126
	(13,178)	(333)	(83,545)

Cash Provided By (Used For) Financing Activities
Shareholder advances	6,000	-	32,820
Common stock issuances	-	-	52,565
	6,000	-	85,385

Increase (Decrease) In Cash	(7,178)	(333)	1,840

Cash, Beginning Of Period	9,018	9,351	-

Cash, End Of Period	$1,840	$9,018	$1,840

Supplemental Disclosure Of Cash Flow Information
Cash paid during the year
Interest	$-	$-	$-
Income Taxes	$-	$-	$-

The accompanying notes are an integral part of these financial statements

KAL ENERGY, INC.
(FORMERLY PATRIARCH, INC.)
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS’ DEFICIENCY
PERIOD FROM INCEPTION, FEBRUARY 21, 2001, TO MAY 31, 2006
(Stated in US Dollars)

				DEFICIT
	COMMON STOCK			ACCUMULATED
			ADDITIONAL	DURING THE
			PAID-IN	EXPLORATION
	NUMBER	AMOUNT	CAPITAL	STAGE	TOTAL

Issuance of common stock for cash
Founders’ shares	10,000,000	$1,000	$-	$-	$1,000
Initial shares	1,718,818	172	51,393	-	51,565
Net loss for the period	-	-	-	(35,809)	(35,809)

Balance, May 31, 2001	11,718,818	1,172	51,393	(35,809)	16,756

Net income for the year	-	-	-	15,723	15,723

Balance, May 31, 2002	11,718,818	1,172	51,393	(20,086)	32,479

Net loss for the year	-	-	-	(16,847)	(16,847)

Balance, May 31, 2003	11,718,818	1,172	51,393	(36,933)	15,632

Net loss for the year	-	-	-	(18,846)	(18,846)

Balance, May 31, 2004	11,718,818	1,172	51,393	(55,779)	(3,214)

Net loss for the year	-	-	-	(11,544)	(11,544)

Balance, May 31, 2005	11,718,818	1,172	51,393	(67,323)	(14,758)

Net loss for the year	-	-	-	(10,348)	(10,348)

Balance, May 31, 2006	11,718,818	$1,172	$51,393	$(77,671)	$(25,106)

The accompanying notes are an integral part of these financial statements

KAL ENERGY, INC.
(FORMERLY PATRIARCH, INC.)
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2006 AND 2005

1. ORGANIZATION AND NATURE OF OPERATIONS

The Company was incorporated on February 21, 2001 in the State of Delaware and is in the pre-exploration stage.  The Company was formed for the purpose of acquiring exploration and development stage natural resource properties.  The Company is currently seeking opportunities for profitable operations.

2. GOING CONCERN

The Company’s financial statements have been prepared on a going concern basis, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business.

As shown in the accompanying financial statements, the Company has incurred a net loss of $77,671 for the period from February 21, 2001 (inception) to May 31, 2006, and has no sales.  The Company's ability to continue as a going concern is dependent upon the continued financial support of its controlling shareholder, which has been confirmed by the controlling shareholder, its ability to generate sufficient cash flow to meet its obligations on a timely basis and, ultimately, to attain cash flow from profitable operations.

Recurring losses from operations and operating cash constraints are potential factors, which, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.  These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.  The financial statements do not include adjustments relating to recoverability and classification of recorded assets amounts, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Cash and Cash Equivalents

For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. At May 31, 2006, the Company had no cash equivalents.

b) Mineral Properties and Exploration Expenditures

The Company records its interest in mineral properties at cost.  The Company expenses all costs incurred on mineral properties to which it has secured exploration rights, other than acquisition costs, prior to the establishment of proven and probable reserves.  When proven and probable reserves are determined for a property and a feasibility study with respect to the property then subsequent exploration and development costs of the property will be capitalized.  The Company regularly performs evaluations of its investment in mineral properties to assess the recoverability and/or the residual value of its investments in these assets

All long lived assets are reviewed for impairment whenever events or circumstances change which indicate the carrying amount of an asset may not be recoverable, utilizing established guidelines based upon discounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.  To date, the Company has not established the commercial feasibility of its exploration prospects.  Therefore, all costs have been expensed.

c) Basic and Diluted Net Loss Per Share

The Company computes basic loss per share in accordance with SFAS No. 128 - “Earnings Per Share”.  Basic loss per share is computed using the weighted average number of common stock outstanding during the periods. Diluted loss per share is computed using the weighted average number of common and potentially dilative common stock outstanding during the period.  As the Company generated net losses in each of the periods presented, the basic and diluted loss per share is the same as any exercise of options or warrants would anti-dilutive.

d) Financial Instruments

The Company’s financial instruments consist of cash, note receivable, accounts payable and accrued liabilities, and amount due to a shareholder.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, and the carrying amounts of these financial instruments approximate their fair values at the balance sheet dates.

e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

f) Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 - “Accounting for Income Taxes” (SFAS 109).  This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes.  If it is more likely than not that some portion of all of a deferred tax asset will not be realized, a valuation allowance is recognized.

g) Stock Based Compensation

The Company accounts for stock based employee and director compensation arrangements in accordance with provisions of SFAS No. 123 - “Accounting for Stock Based Compensation”.  Stock based compensation arrangements are recorded at fair value as the services are provided and the compensation earned.  No stock options have been granted since inception.

h) Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at January 31, 2006 and 2005, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

4. NOTE RECEIVABLE

At May 31, 2001, the Company was committed to pay $59,000 to an independent consultant to take the Company public.  As at May 31, 2002, the Company had paid $45,000 of which $10,000 was paid during the period ended May 31, 2002, and $35,000 was paid during the period ended May 31, 2001.  The contract was terminated during the period ended May 31, 2002 and the consultant agreed to repay the Company $45,000.  A total of $31,000 has been repaid as of May 31, 2006.  The promissory note receivable is due on demand, is expected to be repaid in the year ending May 31, 2007, and bears no interest.

5. DUE TO SHAREHOLDER

Advances from a shareholder, director, and the president of the Company (the “controlling shareholder”) are unsecured non-interest bearing loans and have no specific terms on repayment.  Advances due to this individual at May 31, 2006 amount to $32,820 (2005 - $26,820).

6. INCOME TAXES

	2006	2005

Future potential tax asset
Approximate net operating losses	$78,000	$67,000
Approximate tax rate	35%	35%
	37,300	23,450
Valuation allowance	(37,300)	(23,450)

	$-	$-

The valuation allowance reflects the Company’s estimate as at May 31, 2006 and 2005 that the tax assets will more likely than not will not be realized.

The Company has net operating losses that expire between 2022 and 2025.

7. EXPLORATION EXPENDITURES

The Company entered into an option agreement, as amended on October 8, 2003, with Klondike Bay Resources (“Klondike”), an Ontario company, whereby the Company has the exclusive right and option to an undivided 90% right, title and interest in and to the Manchester South property claims (the “Option”) located in the Sudbury Mining District, Ontario, Canada, for total consideration consisting of a 1% net smelter return, cash payments to the Optionor totaling US$7,500, and the incurrence of property expenditures totaling US$200,000 to be made as follows:

a) upon execution of the Agreement, the payment to the Optionor of the sum of US$7,500 (paid);

b) by December 31, 2004, the incurrence of property expenditures in the amount of US$25,000; and

c) by December 31, 2005, the incurrence of property expenditures in the further amount of US$175,000, provided that any property expenditures incurred prior to December 31, 2004 which are in excess of $25,000 will be applied to the further required amount of $175,000.

As of May 31, 2005, the Company had incurred $9,500 on exploration expenditures pursuant to the terms of this agreement.

In 2005, the Company abandoned its interest in the property.

8. RECENT ACCOUNTING PRONOUNCEMENTS

a) The FASB issued FASB Interpretation No. (“FIN”) 47 - “Accounting for Conditional Asset Retirement Obligations” in March 2005.  FIN 47 clarifies that an entity must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated.  This interpretation also clarifies the circumstances under which an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.  This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005.  The Company does not expect this guidance to have a material impact on its financial statements.

b) In November 2005, the FASB issued Staff Position No. FAS 115-1 - “The Meeting of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”).  FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted.  The Company has determined that the adoption of FSP 115-1 does not have an impact on its result of operations or financial position.

c) In March 2005, the Emerging Issue Task Force issued EITF Issue 04-6 - “Accounting for Stripping Costs in the Mining Industry (“EITF Issue 04-6”), stating that post-production stripping costs are a component of mineral inventory costs subject to the provisions of the American Institute of Certified Public Accountants Accounting Research Bulletin No. 43 - “Restatement and Revision of Accounting Research Bulletins, Chapter 4, “Inventory Pricing”, (“ARB No. 43”).  Based upon this statement, post production stripping costs are considered as costs of the extracted minerals under a full absorption costing system and are recognized as a component of inventory to be recognized in costs of coal sales in the same period as the revenue from the sale of the inventory.  In addition, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.  The provisions will be effective for financial statements issued for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted.  The Company has determined that the adoption of EITF Issue 04-6 does not have an impact on its results of operations or financial position since the Company is still in the exploration stage and has not yet realized any revenues from its operations.

d) On March 31, 2004, the EITF issued EITF 04-3, “Mining Assets’ Impairment and Business Combinations” (“EITF 04-3”) which concluded that entities should generally include values in mining properties beyond proven and probable reserves and the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets.  The Company has determined that the adoption of this EITF does not have an impact on the Company’s results of operations or financial position.

e) In December 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) (“SFAS 123 (revised 2004)”), “Share-Based Payment”.  This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements.  The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees.  The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions.  The Statement replaces FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”.  The provisions of this Statement will be effective for the Company beginning with its fiscal year ending 2007.  The Company has determined that the adoption of SFAS 123 (revised 2004) does not have an impact on its results of operations or financial position.

g) In November 31, 2004, FASB issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs.” The adoption of SFAS 151 does not have an impact on the Company’s results of operations or financial position.

h) In December 2004, FASB issued Statement of Financial Accounting Standards No. 153 (“SFAS 153”), “Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29”. The Company has determined that the adoption of SFAS 153 does not have an impact on the Company’s results of operations or financial position.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify any person made a party to an action (other than an action by or in the right of the corporation) by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action (other than an action by or in the right of the corporation), has no reasonable cause to believe his or her conduct was unlawful.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an estimate of the costs and expenses payable by us in connection with the issuance and distribution of the common stock being registered.

SEC registration fee	$647.64
Legal fees and expenses	25,000
Accountants’ fees and expenses	7,500
Miscellaneous	2,000
Total	$35,147.64

_________
All amounts except the SEC registration fee are estimated. All of the expenses set forth above are being paid by us.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

On June 14, 2007, we issued an aggregate of 937,500 shares of our common stock to three non-United States investors at a purchase price per share of $0.80. The issuance was a private placement, made without registration under the Securities Act in reliance on the exemption available under Regulation S, on the basis that such transaction occurred outside the United States.

Simultaneously with closing under the reorganization agreement, dated as of February 9, 2007, we accepted subscriptions for a total of 17,615,000 shares of common stock, at a purchase price of $0.20 per share, from a group of accredited investors. We received gross proceeds of $3,523,000 from the offering, and net cash proceeds of $3,455,000, after deducting a finders fee of $68,000 which was payable in cash.

The shares were offered and sold by us primarily through our officers and directors. In conjunction with the offering, we were obligated to issue a total 1,112,500 restricted shares of our common stock as compensation for legal services and in payment of finder’s fees.

The shares of common stock offered in the private placement were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on exemptions from registration afforded by Regulation S under the Securities Act, for offers and sales of securities outside the United States to non-United States persons, and by Section 4(2) under the Securities Act for transactions not involving a public offering as well as corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering

The shares sold in this offering constituted “restricted securities” as that term is defined in Rule 144 under the Securities Act, and the certificates representing such shares will bear an appropriate restrictive legend.

Pursuant to the reorganization agreement, we issued 32,000,000 shares of our common stock, which we refer to as the Reorganization Shares, to the shareholders of Thatcher in exchange for 100% of the common shares of Thatcher. The issuance of the Reorganization Shares to the shareholders of Thatcher pursuant to the reorganization agreement was exempt from registration under the Securities Act pursuant to Section 4(2) thereof.

ITEM 27. EXHIBITS

Exhibit No.	Description
2.1
Agreement and Plan of Reorganization, dated as of December 29, 2006, by and between KAL Energy, Inc. and Thatcher Mining Pte. Ltd (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2007).

3.1
Certificate of Incorporation of KAL Energy, Inc. (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on July 26, 2002).

3.1.1	Certificate of Amendment to Certificate of Incorporation of KAL Energy, Inc., filed with the Delaware Secretary of State on March 2, 2007.**

3.2	Bylaws of KAL Energy, Inc. (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on July 26, 2002).

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.**

10.1	KAL Energy, Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2007).+

10.2
Form of Stock Option Agreement (I) under the KAL Energy, Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2007).+

10.3
Form of Stock Option Agreement (II) under the KAL Energy, Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2007).+

10.4
Cooperation and Investment Agreement, dated as of January 7, 2007, by and among PT Bunyut Bara Mandiri, Thatcher Mining Pte Ltd., Fitri S. Astuty Goodwin and Sri Purwani (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007).

10.5
Cooperation and Investment Agreement, dated as of January 7, 2007, by and among PT Graha Panca Karsa, Thatcher Mining Pte Ltd., Fitri S. Astuty Goodwin and Sri Purwani (incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007).

10.6
Royalty Agreement, dated as of December 29, 2006, by and among Essendon Capital Ltd., Carlton Corp., Concord International Inc., Thatcher Mining Pte Ltd. and KAL Energy (incorporated by reference to Exhibit 10.5 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007).

10.7
Loan Agreement between Thatcher Mining Pte Ltd. and Laith Reynolds, dated as of December 4, 2006 (incorporated by reference to Exhibit 10.6 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007).

10.8
Employment Agreement, dated as of February 9, 2007, by and between KAL Energy and Cameron Reynolds (incorporated by reference to Exhibit 10.7 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007).+

10.9
Employment Agreement, dated as of February 9, 2007, by and between KAL Energy and Jorge Nigalioni (incorporated by reference to Exhibit 10.8 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007).+

16.1
Letter dated March 12, 2007 from Morgan & Company to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 12, 2007).

23.1	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).**

23.2	Consent of Morgan & Company, Independent Registered Public Accounting Firm.*

23.3	Consent of Kabani and Company, Independent Registered Public Accounting Firm.*

24.1	Power of Attorney (included on the signature page to the original filing of this registration statement).

99.1
Audited financial statements of Thatcher Mining Pte Ltd. as of September 30, 2006 and for the period from inception (June 8, 2006) to September 30, 2006 (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007).

99.2
Pro forma condensed combined financial statements of KAL Energy, Inc. and Thatcher Mining Pte Ltd. as of November 30, 2006 and for the six months ended November 30, 2006 (incorporated by reference to Exhibit 99.2 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007).

* Filed herewith
** Previously filed
+ Indicates management contract or compensatory plan or arrangement

ITEM 28. UNDERTAKINGS

(a) The undersigned small business issuer hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any additional or changed material information on the plan of distribution.

(2) For the purpose of determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement relating to the securities offered, and the offering of the securities at that time shall be treated as the initial bona fide offering.

(3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, in the City of London, United Kingdom, on July 20, 2007.

KAL ENERGY INC.

By:	/s/ CAMERON REYNOLDS
Cameron Reynolds
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ CAMERON REYNOLDS	President and Chief Executive Officer	July 20, 2007
Cameron Reynolds	(Principal Executive Officer)

/s/ JORGE NIGAGLIONI*	Chief Financial Officer	July 20, 2007
Jorge Nigaglioni	(Principal Financial and Accounting Officer)

/s/ LAITH REYNOLDS*	Chairman of the Board	July 20, 2007
Laith Reynolds

/s/ ANDREW CAMINSCHI*	Director	July 20, 2007
Andrew Caminschi

/s/ ANTONIO VARANO*	Director	July 20, 2007
Antonio Varano

*By:	/s/ CAMERON REYNOLDS
Cameron Reynolds Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
2.1
Agreement and Plan of Reorganization, dated as of December 29, 2006, by and between KAL Energy, Inc. and Thatcher Mining Pte. Ltd (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2007).

3.1
Certificate of Incorporation of KAL Energy, Inc. (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on July 26, 2002).

3.1.1	Certificate of Amendment to Certificate of Incorporation of KAL Energy, Inc., filed with the Delaware Secretary of State on March 2, 2007.**

3.2	Bylaws of KAL Energy, Inc. (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on July 26, 2002).

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.**

10.1	KAL Energy, Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2007).+

10.2
Form of Stock Option Agreement (I) under the KAL Energy, Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2007).+

10.3
Form of Stock Option Agreement (II) under the KAL Energy, Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2007).+

10.4
Cooperation and Investment Agreement, dated as of January 7, 2007, by and among PT Bunyut Bara Mandiri, Thatcher Mining Pte Ltd., Fitri S. Astuty Goodwin and Sri Purwani (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007).

10.5
Cooperation and Investment Agreement, dated as of January 7, 2007, by and among PT Graha Panca Karsa, Thatcher Mining Pte Ltd., Fitri S. Astuty Goodwin and Sri Purwani (incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007).

10.6
Royalty Agreement, dated as of December 29, 2006, by and among Essendon Capital Ltd., Carlton Corp., Concord International Inc., Thatcher Mining Pte Ltd. and KAL Energy (incorporated by reference to Exhibit 10.5 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007).

10.7
Loan Agreement between Thatcher Mining Pte Ltd. and Laith Reynolds, dated as of December 4, 2006 (incorporated by reference to Exhibit 10.6 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007).

10.8
Employment Agreement, dated as of February 9, 2007, by and between KAL Energy and Cameron Reynolds (incorporated by reference to Exhibit 10.7 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007).+

10.9
Employment Agreement, dated as of February 9, 2007, by and between KAL Energy and Jorge Nigalioni (incorporated by reference to Exhibit 10.8 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007).+

16.1
Letter dated March 12, 2007 from Morgan & Company to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 12, 2007).

23.1	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).**

23.2	Consent of Morgan & Company, Independent Registered Public Accounting Firm.*

23.3	Consent of Kabani and Company, Independent Registered Public Accounting Firm.*

24.1	Power of Attorney (included on the signature page to the original filing of this registration statement).

99.1
Audited financial statements of Thatcher Mining Pte Ltd. as of September 30, 2006 and for the period from inception (June 8, 2006) to September 30, 2006 (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007).

99.2
Pro forma condensed combined financial statements of KAL Energy, Inc. and Thatcher Mining Pte Ltd. as of November 30, 2006 and for the six months ended November 30, 2006 (incorporated by reference to Exhibit 99.2 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007).

* Filed herewith
** Previously filed
+ Indicates management contract or compensatory plan or arrangement